UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-40618

Stevanato Group S.p.A.

(Translation of registrant’s name into English)

Via Molinella 17

35017 Piombino Dese – Padua

Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Stevanato Group S.p.A.

Interim condensed consolidated financial statements

For the three months and nine months ended September 30, 2021

i

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report on Form 6-K contains certain forward-looking statements which include, or may include, words such as “raising”, “believe”, “potential”, “increased”, “future”, “remain”, “growing”, “expect”, “foreseeable”, “expected”, “to be”, “includes”, “estimated”, “assumes”, “would provide”, and other similar terminology. Forward-looking statements contained in this prospectus include, but are not limited to, statements about: our future financial performance, including our revenue, operating expenses and our ability to maintain profitability and operational and commercial capabilities; our expectations regarding the development of our industry and the competitive environment in which we operate; the expansion of our plants and our expectations to increase production capacity; the global supply chain and our committed orders; the global response to COVID-19 and our role in it; our geographical and industrial footprint; and our goals, strategies and investment plans. The following are some of the factors that could cause our actual results to differ materially from those expressed in or underlying our forward-looking statements: (i) our product offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation; (ii) we must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors to remain competitive; (iii) our backlog might not accurately predict our future revenue, and we might not realize all or any part of the anticipated revenue reflected in our backlog; (iv) if we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected; (v) we are highly dependent on our management and employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth; (vi) our business, financial condition and results of operations depend upon maintaining our relationships with suppliers and service providers; (vii) our business, financial condition and results of operations depend upon the availability and price of high-quality materials and energy supply and our ability to contain production costs; (viii) significant interruptions in our operations could harm our business, financial condition and results of operations; (ix) our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows; (x) our business may be harmed if our customers discontinue or spend less on research, development, production or other scientific endeavors; and (xi) we may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors. This list is not exhaustive.

These forward-looking statements speak only as at their dates. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, the Company cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements.

For a description of certain additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, refer to the risk factors discussed under “Item 1A. Risk Factors” below and “Risk Factors” in our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on July 16, 2021.

PART I–FINANCIAL INFORMATION

Item 1. Financial Statements

Stevanato Group S.p.A.

Interim consolidated income statements

for the three and the nine months ended September 30, 2021 and 2020

(Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
(EUR thousand)		2021	2020	2021	2020
	Notes

Revenues	9	214,535	157,056	611,348	455,298
Cost of sales	10	151,262	109,835	418,976	319,723

Gross profit		63,273	47,221	192,372	135,575

Other operating income	11	1,725	589	7,206	2,656
Selling and Marketing expenses	12	4,707	4,091	15,999	15,400
Research and Development expenses	12	7,393	4,731	20,110	12,519
General and Administrative expenses	12	24,665	16,299	44,702	45,103

Operating profit		28,233	22,689	118,767	65,209

Finance income	13	2,066	2,414	6,381	11,910
Finance expense	14	8,032	3,551	13,681	17,188
Share of profit of an associate		150	157	547	371

Profit before tax		22,417	21,710	112,014	60,303

Income taxes	15	3,781	5,087	22,347	15,733

Net Profit		18,636	16,623	89,667	44,570

Net Profit attributable to:
Equity holders of the parent		18,655	16,620	89,647	44,712
Non-controlling interests		(19)	3	20	(142)

		18,636	16,623	89,667	44,570

Earnings per share
Basic earnings per common share (in EUR)	16	0.07	0.07	0.36	0.19
Diluted earnings per common share (in EUR)	16	0.07	0.07	0.36	0.19

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statements of comprehensive income

for the three and the nine months ended September 30, 2021 and 2020

(Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
(EUR thousand)		2021	2020	2021	2020
	Notes
Net Profit		18,636	16,623	89,667	44,570

Gains/(losses) from remeasurement of employee defined benefit plans		13	(68)	200	(71)
Tax effect relating to those components of OCI		(1)	16	(46)	17

Other comprehensive income that will not be classified subsequently to profit or loss		12	(52)	154	(54)

Exchange difference on translation of foreign operations	25	(350)	(4,612)	7,537	(26,038)
Changes in the fair value of cash flow hedging instruments		290	(247)	1,602	(1,067)
Tax effect relating to those components of OCI		(70)	59	(384)	256

Other comprehensive income (loss) that will be classified subsequently to profit or loss		(129)	(4,800)	8,754	(26,849)

Total other comprehensive income (loss), net of tax		(117)	(4,851)	8,908	(26,903)

Total Comprehensive Income (Loss)		18,519	11,772	98,576	17,667

Attributable to:
Equity holders of the parent		18,542	11,762	98,546	17,799
Non-controlling interests		(24)	10	30	(133)

		18,519	11,772	98,576	17,667

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statements of financial position

as at September 30, 2021 and at December 31, 2020

(Unaudited)

(EUR thousand)		At September 30, 2021	At December 31, 2020
	Notes
Assets
Non-current assets
Goodwill		47,243	47,243
Other intangible assets	17	31,978	33,901
Right of Use assets	19	23,338	25,380
Property, plant and equipment	18	353,484	313,658
Investments in an associate		2,556	2,009
Financial assets - investments FVTPL		1,145	760
Other non-current financial assets	20	2,639	6,701
Deferred tax assets		52,193	45,552

		514,576	475,204
Current assets
Inventories	21	148,329	139,373
Contract assets	22	64,474	39,430
Trade receivables	22	154,749	127,818
Other current financial assets	20	27,446	41,543
Tax receivables	23	20,379	14,188
Other receivables		28,933	14,825
Cash and cash equivalents	24	427,974	115,599

		872,284	492,775

Total assets		1,386,860	967,979

Equity and liabilities
Equity
Share capital	25	21,698	20,002
Reserves and Retained Earnings	25	680,472	211,979
Net profit attributable to equity holders of the parent		89,647	78,513

Equity attributable to equity holders of the parent		791,817	310,495
Non-controlling interests		(325)	(355)

Total equity		791,492	310,140

Non-current liabilities
Non-current financial liabilities	26	237,110	294,124
Employees benefits	28	10,996	29,725
Provisions	29	3,983	4,384
Deferred tax liabilities		13,876	11,623
Other non-current liabilities	30	1,808	1,808

		267,773	341,664
Current liabilities
Current financial liabilities	26	65,740	81,234
Trade payables	31	130,419	118,740
Contract liabilities	32	13,938	5,031
Advances from customers	32	30,217	48,361
Tax payables	23	22,017	18,543
Other liabilities	31	65,264	44,266

		327,595	316,175

Total liabilities		595,368	657,839

Total equity and liabilities		1,386,860	967,979

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statements of changes in equity

for the nine months ended September 30, 2021 and 2020

(Unaudited)

(EUR thousand)	Notes	Share capital	Share Premium Reserve	Treasury shares	Cash flow hedge reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non-controlling interests	Total equity
At January 1, 2021		20,002	—	(26,189)	(3,345)	(675)	(34,911)	355,614	310,495	(355)	310,140
Other comprehensive income	25				1,217	154	7,527		8,898	10	8,908
Net profit								89,647	89,647	20	89,667

Total comprehensive income		—	—	—	1,217	154	7,527	89,647	98,546	30	98,576
Dividends	25							(11,200)	(11,200)	—	(11,200)
Capital increase	25	1,696	410,563						412,259	—	412,259
Accessory costs to the capital increase	25		(27,849)						(27,849)	—	(27,849)
Taxes relating to capital increase costs	25		6,684						6,684	—	6,684
Other				(1,551)				4,434	2,883	—	2,883

Total effects		1,696	389,397	(1,551)	—	—	—	(6,766)	382,777	—	382,777

At September 30, 2021		21,698	389,397	(27,740)	(2,128)	(521)	(27,384)	438,496	791,817	(325)	791,492

(EUR thousand)	Notes	Share capital	Share Premium Reserve	Treasury shares	Cash flow hedge reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non-controlling interests	Total equity
At January 1, 2020		20,002	—	(26,189)	(2,796)	(523)	(12,331)	287,327	265,490	(50)	265,439
Other comprehensive income	25				(811)	(54)	(26,048)		(26,913)	10	(26,903)
Net profit								44,712	44,712	(142)	44,570

Total comprehensive income		—	—	—	(811)	(54)	(26,048)	44,712	17,799	(133)	17,667
Dividends	25							(8,900)	(8,900)	—	(8,900)
Other								23	23	—	23

Total effects								(8,877)	(8,877)	—	(8,877)

At September 30, 2020		20,002	—	(26,189)	(3,608)	(577)	(38,378)	323,163	274,412	(183)	274,230

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statements of cash flows

for the nine months ended September 30, 2021 and 2020

(Unaudited)

	For the nine months ended September 30,
(EUR thousand)	2021	2020

Operating activities
Profit before tax	112,014	60,303
Adjustments:
Depreciation and impairment of property, plant and equipment	31,011	29,779
Amortization of intangible assets and Right of Use	10,277	9,098
Allowance for doubtful accounts	332	1,372
Net finance expense	8,633	3,390
Share of profit or loss of associated companies	(547)	(371)
Change in other provisions and in employee benefits	(8,791)	(1,067)
Other non-cash expenses, net	(785)	1,209
Working capital changes:
- inventories and contract assets	(33,794)	(23,091)
- trade receivables and other assets	(44,826)	(22,479)
- trade payables, contract liabilities, advances and other liabilities	27,664	52,588
Interest paid	(3,135)	(4,185)
Interest received	465	497
Income tax paid	(20,617)	(12,287)

Cash Flow from operating activities	77,901	94,755

Cash Flow from investing activities
Purchase of property, plant and equipment	(71,371)	(60,779)
Proceeds from sale of property, plant and equipment	34	—
Purchase of intangible assets	(3,405)	(3,499)
Investment in financial assets	(589)	(26)

Net cash flows used in investing activities	(75,332)	(64,304)

Cash Flow from financing activities
Net proceeds from and fees for IPO	380,202	—
Acquisition of non-controlling interests	(1,103)	—
Dividends paid	(11,200)	(8,900)
Payment of principal portion of lease liabilities	(4,902)	(4,433)
Proceed from loans	8,050	51,911
Repayments of loans	(77,805)	(40,211)
Other current financial activities	14,032	1,403

Net cash flows from/ (used in) financing activities	307,275	(230)

Net change in cash and cash equivalents	309,844	30,221
Net foreign exchange difference	2,531	(3,568)
Cash and cash equivalents at January 1	115,599	85,386

Cash and cash equivalents at September 30	427,974	112,039

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Notes to the interim condensed consolidated financial statements

1. Corporate information

Stevanato Group S.p.A. (herein referred to as the “Company” and together with its subsidiaries the “Group”) is headquartered in Italy and its registered office is located in via Molinella 17, Piombino Dese (Padova, Italy). The Group is active in the design, production and distribution of products and systems to provide integrated solutions for bio-pharma and healthcare, leveraging on constant investment and the selected acquisition of skills and new technologies to become a global player in the bio-pharma industry. Principal products are containment solutions, drug delivery systems, medical devices, diagnostic, analytical services, visual inspection machines, assembling and packaging machines, glass forming machines.

The Group has nine production plants for manufacturing and assembly of bio-pharma and healthcare products (in Italy, Germany, Slovakia, Brazil, Mexico, China, United States), five plants for the production of machinery and equipment (in Italy and Denmark), two sites for analytical services (in Italy and United States) and two commercial offices (in Japan and the United States). Further, on October 4, 2021, the Group announced the start of construction of a new facility in Fishers, Indiana, United States. The Group is also continuing investment to expand production facilities in Piombino Dese, Italy, where construction on a new building is underway. The global footprint allows to sell products and provide services in more than 70 countries worldwide.

As at September 30, 2021 Stevanato Group S.p.A. is controlled by Stevanato Holding S.r.l. which holds 78.03% of its share capital.

On July 16, 2021 Stevanato Group began trading on the New York Stock Exchange under the symbol STVN.

2. Authorization of interim condensed consolidated financial statements and compliance with international financial reporting standards

These Interim Condensed Consolidated Financial Statements of Stevanato Group S.p.A. were authorized for issuance on November 08, 2021 and have been prepared in accordance with IAS 34 - Interim Financial Reporting. The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2020 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

3. Basis of preparation for interim condensed consolidated financial statements

The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as disclosures of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual consolidated financial statements, when all the related information necessary is available, other than in the event that there are indications of impairment, in which case an immediate assessment is required. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations or significant plan amendments, curtailments or settlements. IAS 34 also requires to disclose the nature and amount of items affecting net income that are unusual due to their nature, size or significance.

These interim condensed consolidated financial statements consider that the Group publishes quarterly interim financial statements. As the Group is not including the full set of disclosures, as required in a complete set of financial statements, the interim financial statements of the Group are regarded as ‘condensed’, as per IAS 34.

New standards, amendments and interpretations

The following amendments and interpretations were adopted for the first time in 2021 and did not have an impact on the interim condensed consolidated financial statements:

•	Amendments to IFRS 9 - Financial Instruments,

•	Amendments to IAS 39 - Financial Instruments: Recognition and Measurement,

•	Amendments to IFRS 7 - Financial Instruments: Disclosures,

•	Amendments to IFRS 4 - Insurance Contracts,

•	Amendments to IFRS 16 - Leases - Interest Rate Benchmark Reform - Phase 2 (issued on August 27, 2020 and effective from periods beginning on January 1, 2021).

New standards, amendments and interpretations not yet effective

Amendments to IAS 1 - Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	What is meant by a right to defer settlement.

•	That a right to defer must exist at the end of the reporting period.

•	That classification is unaffected by the likelihood that an entity will exercise its deferral right.

•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Group is currently assessing the impact the amendments will have on current practice, monitoring the IFRS Interpretations Committee’s discussions, and whether existing loan agreements may require renegotiation.

Amendments to IFRS 3 - Reference to the Conceptual Framework

In May 2020, the IASB issued Amendments to IFRS 3 - Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements. The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 - Levies, if incurred separately. At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and apply prospectively. The amendments are not expected to have a material impact on the Group.

Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued IAS 16 - Property, Plant and Equipment - Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendment is effective for annual reporting periods beginning on or after 1 January 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The amendments are not expected to have a material impact on the Group.

Amendments to IAS 37 - Onerous Contracts - Costs of Fulfilling a Contract

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and Administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Group will apply these amendments to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments. The amendments are not expected to have a material impact on the Group.

Amendments to IAS 8 - Accounting Policies, Changes to Accounting Estimates and Errors

On 12 February 2021, the IASB issued amendments to IAS 8 Accounting Policies, Changes to Accounting Estimates and Errors, in which it introduces a new definition of “accounting estimates”. The amendments are designed to clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. The amendments become effective for annual reporting periods beginning on or after 1 January 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. The amendments are not expected to have a material impact on the Group.

Amendments to IAS 1 - Presentation of Financial Statements

In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The IASB also issued amendments to IFRS Practice Statement 2 Making Materiality Judgements (the PS) to support the amendments in IAS 1 by explaining and demonstrating the application of the ‘four-step materiality process’ to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments to IAS 1 are applicable for annual periods beginning on or after 1 January 2023. The amendments are not expected to have a material impact on the Group.

Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

In May 2021, the IASB issued amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction, that clarify the accounting of deferred tax on transactions such as leases and decommissioning obligations. The main change in Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12) is an exemption from the initial recognition exemption provided in IAS 12.15(b) and IAS 12.24. Accordingly, the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition (this is also explained in the newly inserted paragraph IAS 12.22A). The amendments to IAS 12 are applicable for annual periods beginning on or after 1 January 2023. The amendments are not expected to have a material impact on the Group.

4. Scope of consolidation

Stevanato Group S.p.A. is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s main operating companies. There are no changes in the scope of consolidation for the periods presented in this Interim Report and the Group’s scope of consolidation is as follows:

Subsidiaries and associate

The interim condensed consolidated financial statements of the Group include the following list of company directly or indirectly controlled:

Name	Segment	Description	Country of incorporation	Type of control	% equity interest
					Sep. 30, 2021		Dec. 31, 2020
Nuova Ompi S.r.l.	Biopharmaceutical	Production of container closure systems and development of integrated solutions for the pharmaceutical industry	Italy	Direct	100%		100%
Spami S.r.l.	Engineering	Production plant and machinery	Italy	Direct	100%		100%
Stevanato Group International a.s.	Holding	Service/Subholding company	Slovakia	Direct	100%		100%
Medical Glass a.s.	Biopharmaceutical	Production of container closure systems	Slovakia	Indirect	99.74%		99.74%
Stevanato Group N.A. S. de RL de CV	Biopharmaceutical	Service company	Mexico	Indirect	100%		100%
Ompi N.A. S. de RL de CV	Biopharmaceutical	Production of container closure systems	Mexico	Direct Indirect	30.76 69.24	% %	30.76 69.24	% %
Ompi of America inc.	Biopharmaceutical	Sale of container closure systems	USA	Indirect	100%		100%
Ompi do Brasil I. e C. de Em. Far. Ltda	Biopharmaceutical	Production of container closure systems	Brazil	Direct Indirect	79 21	% %	79 21	% %
Ompi Pharm. Packing Techn. Co. Ltd	Biopharmaceutical	Production of container closure systems	China	Indirect	100%		100%
InnoScan A/S	Engineering	Production plant and machinery	Denmark	Indirect	100%		100%
SVM Automatik A/S	Engineering	Production plant and machinery	Denmark	Indirect	65	% *	65	% *
Medirio SA	Biopharmaceutical	Research and development	Switzerland	Indirect	100%		100%
Balda Medical Gmbh	Biopharmaceutical	Production of in-vitro diagnostic solutions	Germany	Direct	100%		100%
Balda C. Brewer Inc.	Biopharmaceutical	Production of in-vitro diagnostic solutions	USA	Indirect	100%		100%
Balda Precision Inc.	Biopharmaceutical	Production metal components	USA	Indirect	100%		100%
Ompi of Japan Co., Ltd.	Biopharmaceutical	Sale of container closure systems	Japan	Direct	51%		51%

*	Not included in minority interests as there is a put and call option for full acquisition (the minority interests would have amounted to 35%).

Name	Segment	Description	Country of incorporation	Type of control	% equity interest
					Sep. 30, 2021	Dec. 31, 2020
Swissfillon AG	Biopharmaceutical	Sterile filling services company	Switzerland	Associate	26.94%	26.94%

Non-controlling interests

The non-controlling interests as of September 30, 2021 and the net profit attributable to non-controlling interests during the nine months ended September 30, 2021 relate to Ompi of Japan Co., Ltd. and Medical Glass a.s..

5. Financial Risk Factors

The Group is exposed to the following financial risks connected with its operations:

•	financial market risk, mainly relating to foreign currency exchange rates and to interest rates;

•	liquidity risk, with particular reference to the availability of funds and access to the credit market, should the Group require it, and to financial instruments in general;

•	credit risk, arising both from its normal commercial relations with customers, and its financing activities.

These risks could significantly affect the Group’s financial position, results of operations and cash flows, and for this reason the Group identifies and monitors these risks, in order to detect potential negative effects in advance and take the necessary action to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments.

The Interim Condensed Consolidated Financial Statements do not include all the information and notes on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 40 of the Consolidated Financial Statements at and for the year ended December 31, 2020.

Although there are no significant negative impacts from the coronavirus SARS-CoV-2 coronavirus (“COVID-19”) pandemic on the Group’s exposure to financial risks or risk management procedures in the periods presented by these Interim Condensed Consolidated Financial Statements, management is continuously monitoring the evolution of COVID-19 as information becomes available and the related effects on the financial position and results of operations of the Group.

6. Foreign currency exchange

The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

COUNTRY	ISO CODE	Average for nine months ended September 30, 2021	At September 30, 2021	Average for nine months ended September 30, 2020	At September 30, 2020	At December 31, 2020	At December 31, 2019
CHINA	CNY	7.7376	7.4847	7.8659	7.9720	8.0225	7.8205
UNITED STATES	USD	1.1962	1.1579	1.1250	1.1708	1.2271	1.1234
MEXICO	MXN	24.0772	23.7439	24.5232	26.1848	24.4160	21.2202
DENMARK	DKK	7.4368	7.4360	7.4580	7.4462	7.4409	7.4715
BRAZIL	BRL	6.3764	6.2631	5.7100	6.6308	6.3735	4.5157
SWITZERLAND	CHF	1.0904	1.0830	1.0680	1.0804	1.0802	1.0854
JAPAN	JPY	129.8320	129.6700	120.9108	123.7600	126.4900	121.9400

7. Seasonality of operations

It should be noted that historically the Group’s business operations are not characterized by seasonality.

8. Segment Information

Stevanato Group business operations are organized into two reportable segments, based on their specific products and services:

•	Biopharmaceutical and Diagnostic Solutions, which includes containment solutions, drug delivery systems, medical devices and diagnostic & analytical services;

•	Engineering, which covers visual inspection, assembly packaging and glass forming machines.

For the nine months ended September 30, 2021, Stevanato Group generated approximately 83% of total sales from the Biopharmaceutical and Diagnostic Solutions Segment (87% for the nine months ended September 30, 2020), and approximately 17% from the Engineering Segment (13% for the nine months ended September 30, 2020).

The criteria applied to identify the operating segments are consistent with the information reviewed by the Chief Executive Officer (the Group’s “Chief Operating Decision Maker”) in making decisions regarding the allocation of resources and to assess performance.

	As at and for the three months ended September 30, 2021
(EUR thousand)	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated

External Customers	172,757	41,778	214,535	—	214,535
Inter-Segment	330	17,678	18,009	(18,009)	—
Total Revenues	173,087	59,456	232,544	(18,009)	214,535
Cost of Sales	119,159	50,304	169,463	(18,200)	151,262

Gross Profit	53,928	9,152	63,081	192	63,273

Other operating income	1,725	—	1,725	—	1,725
Selling and Marketing expenses	1,860	500	2,360	2,347	4,707
Research and Development expenses	5,790	988	6,778	615	7,393
General and Administrative expenses	16,683	3,440	20,123	4,542	24,665

Operating Profit	31,320	4,224	35,544	(7,312)	28,233

Total assets	839,863	215,667	1,055,530	331,330	1,386,860

Total liabilities	327,091	132,908	459,999	135,368	595,368

	As at and for the three months ended September 30, 2020
(EUR thousand)	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated

External Customers	132,076	24,980	157,056	—	157,056
Inter-Segment	136	10,298	10,434	(10,434)	—
Total Revenues	132,212	35,278	167,490	(10,434)	157,056
Cost of Sales	88,473	31,088	119,561	(9,725)	109,835

Gross Profit	43,739	4,191	47,930	(709)	47,221

Other operating income	673	—	673	(84)	589
Selling and Marketing expenses	1,971	706	2,677	1,414	4,091
Research and Development expenses	3,611	661	4,272	459	4,731
General and Administrative expenses	13,537	2,600	16,137	162	16,299

Operating Profit	25,293	224	25,517	(2,828)	22,689

Total assets	766,710	168,885	935,594	21,466	957,060

Total liabilities	353,519	98,848	452,368	230,463	682,831

	As at and for the nine months ended September 30, 2021
(EUR thousand)	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated

External Customers	508,175	103,172	611,348	—	611,348
Inter-Segment	789	39,278	40,067	(40,067)	—
Total Revenues	508,964	142,450	651,414	(40,067)	611,348
Cost of Sales	340,196	116,809	457,005	(38,028)	418,976

Gross Profit	168,768	25,641	194,409	(2,038)	192,372

Other operating income	7,206	—	7,206	—	7,206
Selling and Marketing expenses	7,107	2,251	9,357	6,642	15,999
Research and Development expenses	15,889	2,985	18,874	1,236	20,110
General and Administrative expenses	41,786	8,383	50,169	(5,467)	44,702

Operating Profit	111,192	12,023	123,215	(4,449)	118,767

Total assets	839,863	215,667	1,055,530	331,330	1,386,860

Total liabilities	327,091	132,908	459,999	135,368	595,368

	As at and for the nine months ended September 30, 2020
(EUR thousand)	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated

External Customers	394,903	60,395	455,298	—	455,298
Inter-Segment	534	38,120	38,653	(38,653)	—
Total Revenues	395,437	98,515	493,952	(38,653)	455,298
Cost of Sales	271,856	83,658	355,514	(35,791)	319,723

Gross Profit	123,581	14,857	138,438	(2,862)	135,575

Other operating income	2,862	—	2,862	(206)	2,656
Selling and Marketing expenses	8,002	2,310	10,312	5,088	15,400
Research and Development expenses	8,993	2,005	10,999	1,521	12,519
General and Administrative expenses	37,839	7,159	44,997	106	45,103

Operating Profit	71,609	3,382	74,991	(9,782)	65,209

Total assets	766,710	168,885	935,594	21,466	957,060

Total liabilities	353,519	98,848	452,368	230,463	682,831

Inter-segment revenues and costs are eliminated upon consolidation and reflected in the “adjustments, elimination and unallocated items” column. The most relevant adjustment in revenues relates to the sales of the Engineering’s equipment to the Biopharmaceutical and Diagnostic Solutions.

As of September 30, 2021 Biopharmaceutical and Diagnostic Solutions Segment and the Engineering Segment have respectively two and three customers that individually represent more than 10% of segment’s revenues.

As of September 30, 2020 the Biopharmaceutical and Diagnostic Solutions Segment and Engineering Segment have respectively one and two of customers that represent more than 10% of segment’s revenues.

Revenues generated by the Biopharmaceutical and Diagnostic Solutions Segment increase by EUR 113,527 thousand, or 28.7%, from EUR 395,437 thousand in the nine months ended September 30, 2020 to EUR 508,964 thousand for the nine months ended September 30, 2021. Revenue increase is due to organic growth, also due to COVID-19 which increased the demand for the products and solutions provided by the Group.

Gross profit of this segment increases from 31.3% for the nine months ended September 30, 2020 to 33.2% for the nine months ended September 30, 2021 due to the favorable mix of products sold and increased production efficiencies.

Revenues generated by the Engineering Segment increase by EUR 43,935 thousand, or 44.6%, from EUR 98,515 thousand for the nine months ended September 30, 2020 to EUR 142,450 thousand for the nine months ended September 30, 2021. For the nine months ended September 30, 2021 the Engineering Segment benefited from the high order intake represented by contracts with external customers, differently from the same period 2020 characterized by lower backlog achieved in the previous year.

Engineering gross profit increases from 15.1% for the nine months ended September 30, 2020 to 18.0% for the nine months ended September 30, 2021 mainly due to the increased marginality in glass converting machines and visual inspection.

9. Revenues from contract with customers

Disaggregated revenue information

The table below shows the disaggregation of the Group’s revenue from contracts with external customers:

(EUR thousand)	For the three months ended September 30, 2021
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total

Type of goods or service
Revenues from high-value solutions	48,382	—	48,382
Revenues from other containment and delivery solutions	124,375	—	124,375
Revenues from engineering	—	41,778	41,778

Total revenue from contracts with customers	172,757	41,778	214,535

Geographical markets
EMEA	105,157	22,008	127,165
APAC	20,010	13,184	33,194
North America	40,998	5,856	46,854
South America	6,592	730	7,322

Total revenue from contracts with customers	172,757	41,778	214,535

Timing of revenue recognition
Goods and services transferred at a point in time	167,814	7,688	175,502
Goods and services transferred over time	4,943	34,090	39,033

Total revenue from contracts with customers	172,757	41,778	214,535

(EUR thousand)	For the three months ended September 30, 2020
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total

Type of goods or service
Revenues from high-value solutions	37,612	—	37,612
Revenues from other containment and delivery solutions	94,464	—	94,464
Revenues from engineering	—	24,980	24,980

Total revenue from contracts with customers	132,076	24,980	157,056

Geographical markets
EMEA	74,607	10,297	84,904
APAC	12,747	2,981	15,728
North America	39,914	11,694	51,608
South America	4,808	9	4,816

Total revenue from contracts with customers	132,076	24,980	157,056

Timing of revenue recognition
Goods and services transferred at a point in time	132,076	11,598	143,674
Goods and services transferred over time	—	13,382	13,382

Total revenue from contracts with customers	132,076	24,980	157,056

(EUR thousand)	For the nine months ended September 30, 2021
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total

Type of goods or service
Revenues from high-value solutions	141,426	—	141,426
Revenues from other containment and delivery solutions	366,749	—	366,749
Revenues from engineering	—	103,172	103,172

Total revenue from contracts with customers	508,175	103,172	611,348

Geographical markets
EMEA	308,167	54,942	363,109
APAC	52,771	24,526	77,297
North America	129,608	22,732	152,340
South America	17,629	972	18,601

Total revenue from contracts with customers	508,175	103,172	611,348

Timing of revenue recognition
Goods and services transferred at a point in time	491,383	31,718	523,102
Goods and services transferred over time	16,792	71,454	88,246

Total revenue from contracts with customers	508,175	103,172	611,348

(EUR thousand)	For the nine months ended September 30, 2020
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total

Type of goods or service
Revenues from high-value solutions	105,570	—	105,570
Revenues from other containment and delivery solutions	289,334	—	289,334
Revenues from engineering	—	60,395	60,395

Total revenue from contracts with customers	394,903	60,395	455,298

Geographical markets
EMEA	236,076	36,127	272,203
APAC	34,034	6,364	40,398
North America	110,162	17,837	127,998
South America	14,631	67	14,699

Total revenue from contracts with customers	394,903	60,395	455,298

Timing of revenue recognition
Goods and services transferred at a point in time	394,903	21,198	416,101
Goods and services transferred over time	—	39,197	39,197

Total revenue from contracts with customers	394,903	60,395	455,298

The Group revenues are divided into two main segments:

•

Biopharmaceutical and Diagnostic Solutions: this segment includes all the products and services developed and provided for containment and delivery of bio-pharmaceutical drugs and diagnostic reagents. This segment is further divided into two sub-categories:

•

High-value solutions: wholly owned, internally developed products, processes and services for which the Group holds intellectual property rights or has strong proprietary know-how and are characterized by particular complexity or high performance;

•	Other containment and delivery solutions.

•	Engineering: this segment includes all the equipment and technologies developed and provided to support the end-to-end bio-pharmaceutical and diagnostic manufacturing processes.

Consolidated revenues at current exchange rates increase by EUR 156,049 thousand, or 34.27%, to EUR 611,348 thousand for the nine months ended September 30, 2021, compared to EUR 455,298 thousand for the nine months ended September 30, 2020. Currency movements in USD and BRL had a negative impact in 2021. Excluding this effect, the increase was 36.03%.

With reference to Biopharmaceutical and Diagnostic Solution Segment, revenues in high-value solutions increase by EUR 35,857 thousand, or 33.96%, from EUR 105,570 thousand for the nine months ended September 30, 2020 to EUR 141,426 thousand for the nine months ended September 30, 2021, while revenues in other containment and delivery solution increase by EUR 77,415 thousand, or 26.76%, from EUR 289,334 thousand for the nine months ended September 30, 2020 to EUR 366,749 thousand for the nine months ended September 30, 2021. Revenues in Biopharmaceutical and Diagnostic Solutions show a significant growth in all geographic markets: +17.65% in North America, +55.05% in APAC, +30.54% in EMEA and +20.49% in South America.

With reference to the Engineering Segment, revenues from contracts with external customers increase by EUR 42,777 thousand, or 70.83%, from EUR 60,395 thousand for the nine months ended September 30, 2020 to EUR 103,172 thousand for the nine months ended September 30, 2021.

Contract balances

The following table provides information on contractual asset from contracts with customer:

(EUR thousand)	At September 30, 2021	At December 31, 2020

Trade Receivables	154,749	127,818
Contract Assets	64,474	39,430
Contract Liabilities	(13,938)	(5,031)
Advances From Customers	(30,217)	(48,361)

Total	175,068	113,856

The contract assets mainly relate to the Group’s right to consideration for productions from construction contract not yet invoiced as of the balance sheet date. The amount recognized as contract assets are reclassified to trade receivable as soon as the Group has an unconditional right to consideration.

10. Cost of sales

Cost of sales are detailed as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(EUR thousand)	2021	2020	2021	2020

Purchases	79,918	61,700	199,309	162,352
Change in inventories	4,528	(9,358)	15,726	(13,916)
Direct industrial labour	28,030	26,715	85,446	78,770
Indirect industrial labour	12,454	10,035	36,982	31,949
Industrial depreciation	12,330	11,370	33,889	32,539
Other costs of sales	14,002	9,373	47,625	28,029

Total Cost of sales	151,262	109,835	418,976	319,723

All Cost of sales items increase in the first nine months of 2021 compared to the same period of the previous year as a result of the significant growth in sale volumes. In particular, the increase in other costs of sales, is mainly due to an increase in subcontracting work aimed to cope the increasing workload with external resources, as a consequence of the growing revenues in the Engineering Segment, as well as a reduction in industrial capitalized costs for the machinery built within the Group.

Nevertheless, the overall Cost of sales increase less than proportionally to revenues mainly due to the efficiency maximization in production processes.

11. Other operating income

Other operating income for the three months ended September 30, 2021, and 2020 amounts to EUR 1,725 thousand and EUR 589 thousand, respectively, and for the nine months ended September 30, 2021 amount to EUR 7,206 thousand and EUR 2,656 thousand, respectively relating mainly to feasibility study, design, development and industrialization of new products, contract cancellation fees and other recharges.

For the nine months ended September 30, 2020, other operating income included EUR 244 thousand related to grants received by Nuova Ompi from the so-called Sustainable Growth Fund promoted by the Italian Ministry for Productive Activities, in relation to an innovative research project for the development of a series of prototype solutions of innovative glass containers (called Alba) for the primary packaging of parental drugs characterized by the presence of an internal coating.

12. Expenses

Expenses are detailed as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(EUR thousand)	2021	2020	2021	2020

Selling and Marketing expenses	4,707	4,091	15,999	15,400
Research and Development expenses	7,393	4,731	20,110	12,519
General and Administrative expenses	24,665	16,299	44,702	45,103

Total Expenses	36,765	25,121	80,811	73,022

For the nine months ending September 30, 2021, Selling and Marketing expenses amount to EUR 15,999 thousand (EUR 15,400 thousand in 2020). These expenses are mainly related to personnel expenses for sales organizations. They include provision for bad and doubtful debts for EUR 720 thousand (EUR 1,790 thousand in 2020) and depreciation for EUR 586 thousand (EUR 628 thousand in 2020). Selling and Marketing expenses slight increase is mainly due to the higher personnel costs to support the ongoing growth in our business which has been partially offset by the reduction in bad and doubtful debt accrual following the improvement of some positions with external customers.

Research and Development expenses for the nine months ending September 30, 2021 amounting to EUR 20,110 thousand (EUR 12,519 thousand in 2020) include costs for research and development activities to support the innovation of product range and components and include amortization of capitalized development costs for EUR 2,462 thousand (EUR 1,705 thousand in 2020). The increase in R&D expenses is primarily due to the structuring of the Drug Delivery Systems Department and the US Technology Excellence Center set up, as well as an increase in personnel expenses due to new hires.

General and Administrative expenses amount to EUR 44,702 thousand (EUR 45,103 thousand in 2020) for the nine months ending September 30, 2021 and mainly comprise personnel expenses for administrative functions, consultancies, directors’ compensation, rentals as well as, depreciation and amortization for EUR 3,573 thousand (EUR 3,226 thousand in 2020), of which amortization of fair value adjustments from purchase price allocations amount to EUR 779 thousand (the same amount in 2020). General and Administrative expenses for the nine months ending September 30, 2021 include non-recurring accrual reversal amounting to EUR 9,884 thousand related to cash settled awards under incentive plans 2012-2021 and 2018-2022 (early terminated in favor of the new stock grant plan 2021-2027) partially off-set by the non-recurring out-of-cycle bonus to personnel amounting to EUR 6,696 thousand and by costs relating to the listing of Stevanato Group shares on NYSE amounting to EUR 723 thousand. Please refer to Note 28 for further details on incentive plans.

13. Finance income

Finance income are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(EUR thousand)	2021	2020	2021	2020

Interest income from banks deposits	138	110	410	198
Income from financial discounts	3	—	15	14
Interest income on loans to associates	—	—	10	10
Other financial income	1	13	31	274
Foreign currency exchange rate gains	1,811	1,321	4,830	10,362
Derivatives write-ups	(223)	928	749	1,061
Other fair value adjustments	336	41	337	(10)

Total finance income	2,066	2,414	6,381	11,910

The finance income reduction of EUR 5,529 thousand is mainly driven by foreign currency exchange gains which fluctuated significantly in 2020 following COVID-19 global spread.

14. Finance expense

Finance expenses are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(EUR thousand)	2021	2020	2021	2020

Interest on debts and borrowings	849	1,733	3,092	4,159
Financial discounts and other expenses	35	10	43	25
Interest on lease liabilities	144	157	441	471
Financial component IAS 19	5	108	25	42
Foreign currency exchange losses	5,241	2,531	7,754	9,214
Derivatives write-downs	1,463	(988)	1,901	3,276
Other fair value adjustments	294	—	424	—

Total finance expense	8,032	3,551	13,681	17,188

Finance expenses include bank interest on the Group’s financial debt (recalculated using the amortized cost method) and interest on leases about the portion of financial expenses payable matured in the reporting period on the liabilities, recognized in accordance with IFRS 16 - Leases.

Foreign exchange differences are realized and unrealized gains and losses incurred on transactions in currencies other than the functional currency of the Group; the net foreign currency exchange impact, given by the sum of gains and losses, amounts to EUR 2,924 thousand for the nine months ended September 30, 2021 and EUR (1,148) thousand for the nine months ended September 30, 2020.

Foreign currency exchange losses are affected by non-recurring loss amounting to EUR 4,280 thousand related to a derivative financial instrument entered into to reduce the risk of fluctuations in the EUR/USD exchange rate in relation to the IPO proceeds.

15. Income tax

Income tax expenses amount to EUR 22,347 thousand for the nine months ended September 30, 2021 compared to EUR 15,733 thousand for the nine months ended September 30, 2020.

Effective tax rate for the nine months ended September 30, 2021 decreased by 6.14%, from 26.09% to 19.95%. As of September 30, 2021 taxes and the effective tax rate are affected by the following non-recurring items:

- a non-recurring release of deferred tax assets for EUR 4.8 million due to the early termination of the incentive plans aimed at a limited number of executives;

- in March 2021, the group reached an agreement with Italian Tax Agency regarding the so called “Patent box regime”, resulting in a retroactive EUR 7.1 million tax saving for the financial years 2016-2020. The tax benefit was estimated at €5.5 million for the three months ended March 31, 2021. An additional accrual of €1.6 million was accounted for the three months ended September 30, 2021 due to the timing of the ruling by the Italian Tax Agency;

- taxes related to non-recurring costs as restructuring and related charges, out-of-cycle bonus award, start-up costs for US plant, foreign exchange loss for derivatives on IPO proceeds, listing expenses totally amounting to EUR 3.5 million.

The normalized effective tax rate without these one-off effects is 24.38%.

Deferred tax assets and liabilities of the individual consolidated companies are offset within the interim consolidated statement of financial position when a legally enforceable right to offset exists.

16. Earnings per Share

Basic earnings per share (EPS) is calculated by dividing into the profit attributable to equity holders of the parent by the weighted average number of common shares issued net of the treasury shares held by the Group and the vested awards under the 2012-2021 incentive plan (for the three and the nine months ended September 30, 2020).

For the three and nine months ended September 30, 2021 the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of potential ordinary shares that would be assigned to the beneficiaries based on the Group’s equity incentive plans (see Note 28 for further details on the equity incentive plans). There is no dilution impact for the three and nine months ended September 30, 2020, resulting in basic and diluted earnings per share being the same.

The Shareholder’s meetings held on March 4, 2021 and on July 1, 2021 approved respectively, two different share splits, as explained also in Note 25. The number of ordinary shares outstanding has been retrospectively adjusted as if such events had occurred at the beginning of the earliest period presented.

The following table reflects the income and share data used in the basic and diluted EPS calculation:

	For the three months ended September 30,		For the nine months ended September 30,
(EUR thousand)	2021	2020	2021	2020

Profit attributable to ordinary equity holders of the parent	18,655	16,620	89,647	44,712

Weighted average number of ordinary shares for basic EPS	264,461,882	240,501,960	248,661,336	240,501,960

Weighted average number of ordinary shares adjusted for the effect of dilution	264,488,975	240,501,960	248,676,387	240,501,960

	2021	2020	2021	2020
Basic earnings per common share (in EUR)	0.07	0.07	0.36	0.19
Diluted earnings per common share (in EUR)	0.07	0.07	0.36	0.19

17. Intangible assets

Changes in intangible assets as of September 30, 2021 are as follows:

(EUR thousand)	Total

Cost
At January 1, 2021	69,882
Additions	3,405
Disposals	(14)
Exchange differences	444

At September 30, 2021	73,717

Amortization
At January 1, 2021	35,982
Amortization	5,624
Exchange differences	133

At September 30, 2021	41,739

Net book value
At September 30, 2021	31,978

At December 31, 2020	33,901

Additions of EUR 3,405 thousand for the nine months ended September 30, 2021 related to the capitalization of costs associated with the upgrading of the ERP software and software licenses for R&D, quality and production departments. No impairment indicators were identified during the nine months period ended September 30, 2021.

18. Property, plant and equipment

Changes in items of property, plant and equipment as of September 30, 2021 are as follows:

(EUR thousand)	Total

Cost
At January 1, 2021	638,033
Additions	67,500
Disposals	(2,898)
Exchange differences	5,836

At September 30, 2021	708,471

Depreciation
At January 1, 2021	324,375
Depreciation charge for the year	30,460
Impairment	551
Disposals	(2,762)
Exchange differences	2,363

At September 30, 2021	354,987

Net book value
At September 30, 2021	353,484

At December 31, 2020	313,658

Additions of EUR 67,500 thousand for the nine months ended September 30, 2021 are mainly comprised of additions to advances and assets under construction, as well as plant, machinery and equipment, primarily related to building suitable to house new production facilities, purchase of new production equipment, investments in machines for syringes, vials and cartridges production, both bulk and EZ-Fill®.

19. Right of Use

The Group has lease contracts for various items of plant, machinery, vehicles and other equipment used in its operations. Leases of plant and machinery generally have lease terms between 3 and 15 years, while vehicles and other equipment generally have lease terms between 3 and 5 years. There are several lease contracts that include extension and termination options.

The Group also has certain leases of machinery with lease terms of 12 months or less and leases of office equipment with low value. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

Movements in the leased Right of Use assets in for the first nine months of 2021 are shown below:

(EUR thousand)	Total

Cost
At January 1, 2021	35,992
Additions	2,317
Disposals	(266)
Exchange differences	714

At September 30, 2021	38,757

Depreciation
At January 1, 2021	10,612
Depreciation charge for the year	4,653
Disposals	(47)
Exchange differences	201

At September 30, 2021	15,419

Net book value
At September 30, 2021	23,338

At December 31, 2020	25,380

20. Financial assets

The following table details the composition of financial assets:

(EUR thousand)	At September 30, 2021	At December 31, 2020

Receivables from financing activities	1,784	5,956
Other non-current financial assets	855	745

Other non-current financial assets	2,639	6,701

Fair value of derivatives financial instruments	278	19
Other securities	27,168	41,523

Other current financial assets	27,446	41,543

Financial Assets	30,085	48,244

Receivables from financing activities assets include financial loan for EUR 1,339 thousand as of September 30, 2021 (EUR 1,342 as of December 31, 2020) granted to the associate Swissfillon AG to fund the development projects. The decrease in receivables from financing activities follows the early termination of the incentive plans 2012-2021 and 2018-2022 aimed at a limited number of key managers, as reported in Note 28.

Other securities include guaranteed investment funds managed by Société Générale SA, which are measured at fair value. The decrease in other securities is due to the redemption of part of the insurance policies.

21. Inventories

Inventories, shown net of an allowance for obsolete and slow-moving goods, can be analyzed as follows:

(EUR thousand)	At September 30, 2021	At December 31, 2020

Raw materials	54,386	41,889
Semifinished products	31,014	46,479
Finished products	67,136	55,394
Advances to suppliers	9,153	7,920
Provision from slow moving and obsolescence	(13,360)	(12,309)

Total inventories	148,329	139,373

The provision for slow moving and obsolete inventories recognized within cost of sales during for the nine months ended September 30, 2021 and December 31, 2020 is EUR 13,360 thousand and EUR 12,309 thousand respectively, with an accrual of EUR 2,066 thousand and utilizations for EUR 1,014 thousand for the nine months ended September 30, 2021.

22. Trade receivables and contract assets

Trade receivables and contract assets are analyzed as follows:

(EUR thousand)	At September 30, 2021	At December 31, 2020
Trade receivables	162,898	135,514
Allowance for expected credit losses	(8,150)	(7,696)

Total trade receivables	154,749	127,818

Expected credit losses rate	5.0%	5.7%

Trade receivables are non-interest bearing and are generally on term of 60 to 90 days. The Group is not exposed to significant concentration of third-party credit risk.

Trade receivables are stated net of an allowance for expected credit losses which has been determined in accordance with IFRS 9 amounting to EUR 8,150 thousand and EUR 7,696 thousand the nine months ended September 30, 2021 and December 31, 2020 respectively.

Contract assets

Contract assets relate to revenue earned from ongoing customer-specific construction contracts of the Engineering Segment and from the In-vitro diagnostic business. As such, the balances of this account vary and depend on the number of ongoing construction contracts at the end of the period. The Group has contract assets of EUR 64,474 thousand as of September 30, 2021 (EUR 39,430 thousand as of December 31, 2020). Contract assets gross amounts to EUR 128,469 thousand (EUR 86,905 thousand as of December 31, 2020), net of invoices issued of EUR 63,995 thousand (EUR 47,476 thousand as of December 31, 2020).

23. Tax receivables and tax payables

As of September 30, 2021 tax receivables amount to EUR 20,379 thousand (EUR 14,188 thousand as of December 31, 2020) and Tax liabilities amount to EUR 22,017 thousand (EUR 18,543 thousand as of December 31, 2020). Total net balance as of September 30, 2021 is a payable amounting to EUR 1,638 thousand, while the net balance as of December 31, 2020 was a payable amounting to EUR 4,355. The change in net balance is mainly due to the sum of various facts, mainly tax grant accruals, payments of the first instalment of step-up taxes, credits for foreign withholding taxes.

As of September 30, 2021 the Group re-assessed the classification of VAT receivables and payables in its consolidated statement of financial position. These items were previously reported as tax receivables and payables and are now being reported as other receivables and payables in accordance with IAS 12. The Group applied such reclassification retrospectively that resulted in the decrease of tax receivable and payables of EUR 10,845 thousand and EUR 583 thousand at December 31, 2020 with a corresponding increase in other receivables and payables. The reclassification has no impact on the profit/(loss) and basic and diluted earnings per share of the Group for the years ended December 31, 2020.

24. Cash and cash equivalents

As of September 30, 2021 cash and cash equivalents amount to EUR 427,974 thousand (EUR 115,599 thousand as of December 31, 2020).

On July 20, 2021, the Group completed its initial public offering, at completion of which it received aggregate net proceeds of approximately EUR 367,922 thousand, after deducting underwriting discounts and commissions, offering expenses and considering the hedging instrument entered into to reduce the risk of fluctuations in the EUR/USD exchange rate in relation to the IPO proceeds. On August 18, the underwriters further purchased 712,796 additional newly issued shares from the Company to cover over-allotments driving the total primary net proceeds of the offering, including the overallotment, to approximately EUR 380,202 thousand.

25. Equity

The main objective of the Group’s capital management is to maintain a solid credit rating and adequate financial ratios with a view to supporting business activity and maximizing value for the shareholders.

Movements in the equity accounts are reported in the Interim Consolidated Statements of Changes in Equity; comments on the main components and their changes are provided below.

Share capital

As of September 30, 2021 the company paid-in share capital amounts to EUR 21,698 thousand and is divided into 295,540,036 shares without any nominal value.

In particular, on March 4, 2021, the extraordinary Shareholders’ meeting approved the elimination of the indication of the EUR 1,000 nominal value of the 20,002 existing issued shares and the issuance of additional 99,989,998 ordinary shares with no par value to be allocated free of charge to shareholders in proportion to the shares held by each of them without giving rise to changes in the amount of the share capital.

On July 1, 2021 the Shareholder’s meeting approved a further share split following which all the existing 100,010,000 shares have been split into a total of 272,427,240 shares in the ratio of 2,724 new shares post-split for each share outstanding prior to the share split.

Lastly, the Shareholder’s meeting resolved to increase the share capital by issuing a maximum of 40,000,000 ordinary shares with the exclusion of the option right as a service of the trading of ordinary shares on the New York Stock Exchange (NYSE). The Shareholder’s meeting further resolved to adopt the new Company bylaws which contain the partition of the share capital into two categories of shares, ordinary shares and A shares, the latter not being listed.

On completion of the listing process, the subscription collected involved 23,112,796 ordinary shares with an increase of the share capital amounting to EUR 1,696 thousand.

Share Premium Reserve

The share premium reserve includes the additional paid-in capital raised during the Initial Public Offering net of the listing costs pertaining to the public subscription offer. As of September 30, 2021 the share premium reserve amounts to EUR 389,397 thousand.

Treasury Reserve

Following the resolution of the Board of Directors to early terminate the incentive plan 2012-2021 and to revoke incentive plan 2018-2022, on March 4, 2021 and on June 3, 2021 the Company repurchased a total of n. 29 ordinary shares (corresponding to 394,980 ordinary shares after the second share split) and a total of n. 850,000 ordinary shares (corresponding to 2,315,400 ordinary shares after second share split), respectively, from the beneficiaries of the cash settled awards for EUR 1,791 thousand.

On June 3, 2021 the Company transferred a total of 133,210 ordinary shares (corresponding to 362,865 ordinary shares after the second share split) to the beneficiaries of the so called “Restricted Stock Grant Plan 2021-2027” and to certain members of the Board of Directors for a total value of EUR 240 thousand.

As of September 30, 2021 a total of 30,840,555 of Company’s A shares were held in treasury for a total cost of EUR 27,740 thousand. The amount of ordinary shares (prior to the conversion in A shares) held in treasury as of December 31, 2020 has been retroactively adjusted to reflect the share split occurred later on July 1, 2021 resulting in a total of 28,493,040 Company’s share for a total cost of EUR 26,189 thousand.

Currency translation reserve

The currency translation reserve includes the cumulative foreign currency translation differences arisen from the translation of financial statements denominated in currencies other than Euro; as of September 30, 2021 it amounts to EUR 27,384 thousand compared to EUR 34,911 thousand as of December 31, 2020. As of September 30, 2020 it amounted to EUR 38,378 thousand compared to EUR 12,331 thousand as of December 31, 2019. The high increase was mainly due to the depreciation against Euro of the Mexican Peso and the Brazilian Real occurred in 2020 after COVID-19 outbreak.

Other Reserves

On January 20, 2021 Stevanato Group shareholder’s meeting approved the distribution of EUR 11,200 thousand dividends from “other reserves”.

26. Financial liabilities

Total financial liabilities are EUR 302,850 thousand and EUR 375,358 thousand as of September 30, 2021 and as of December 31, 2020 respectively; the balances in financial debt are as follows:

(EUR thousand)	At September 30, 2021	At December 31, 2020

Lease liabilities - Right of Use	5,487	5,435
Bank overdrafts	5,561	581
Bank loans	39,752	61,905
Financial liabilities with related parties	945	968
Fair value of derivatives	4,353	4,417
Financial payables for shares acquisition	7,118	7,927
Financial liabilities with other lenders	2,525	—

Total current financial liabilities	65,740	81,234

Lease liabilities - Right of Use	18,278	20,186
Bank loans	169,215	224,365
Notes	49,618	49,573

Total non-current financial liabilities	237,110	294,124

Financial liabilities	302,850	375,358

Other current financial liabilities include EUR 118 thousand as of September 30, 2021 (EUR 1,221 thousand as of December 31, 2020) which refer to the unpaid amount of the purchase of the residual shares of Medirio SA due in 2021 and EUR 7,000 thousand (EUR 6,706 thousand as of December 31, 2020) recognized in relation to the put option granted to non-controlling shareholders of SVM Automatik A/S.

Other current financial assets and other financial liabilities relates to foreign exchange derivatives. The following table sets further the analysis of derivative assets and liabilities of September 30, 2021 and December 31, 2020.

	At September 30, 2021		At December 31, 2020
(EUR thousand)	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Foreign exchange forward contracts	259	259	19	19

Financial liabilities
Foreign exchange forward contracts	1,553	1,553	16	16
Interest Rate Swap in cash flow hedges	2,800	2,800	4,386	4,386

Derivatives on currency risk have not been designated as hedging instruments and reflect the change in the fair value of those foreign exchange forward contracts that are not designated in hedge relationships, but are, nevertheless, intended to reduce the level of foreign currency risk for expected sales.

Derivatives designated as hedging instruments reflect the change in fair value of the interest rate swap contract, designated as cash flow hedges to hedge fluctuations in variable interest rate on loans. The amount recorded in the cash flow hedge reserve will be recognized in the consolidated income statement according to the timing of the cash flows of the underlying transaction.

27. Fair Value Measurement

IFRS 13 establishes a hierarchy that categorizes into three levels the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

Levels used in the hierarchy are as follows:

•

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3. This is the case for unlisted equity securities.

Assets and liabilities that are measured at fair value on a recurring basis

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at September 30, 2021 and at December 31, 2020:

As at September 30, 2021:

(EUR thousand)	Fair value measurement using
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	427,974	427,974	—	—
Equity Investments others	1,145	—	—	1,145
Derivatives financial assets	278	—	278	—
Financial current assets	27,168	—	27,168	—
Other non-current financial assets	611	—	611	—

Total Assets	457,176	427,974	28,057	1,145

Put & Call related to financial liabilities	7,000	—	—	7,000
Derivatives financial liabilities	4,353	—	4,353	—
Payables for subsidiary acquisition	118	—	—	118

Total Liabilities	11,470	—	4,353	7,118

As at December 31, 2020:

(EUR thousand)	Fair value measurement using
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	115,599	115,599	—	—
Equity Investments others	760	—	—	760
Derivatives financial assets	19	—	19	—
Financial current assets	41,523	—	41,523	—
Other non-current financial assets	610	—	610	—

Total Assets	158,512	115,599	42,153	760

Put & Call related to financial liabilities	6,706	—	—	6,706
Derivatives financial liabilities	4,417	—	4,417	—
Payables for subsidiary acquisition	1,221	—	—	1,221

Total Liabilities	12,344	—	4,417	7,927

The fair value of current financial assets and other financial liabilities is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment.

The fair value of foreign currency derivatives (forward contracts, currency swaps and options) and interest rate swaps is determined by considering the prevailing foreign currency exchange rate and interest rates, as applicable, at the balance sheet date.

The value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist of bank current accounts. The fair value of other financial assets is measured through other unobservable input in accordance with IFRS 13, detailed in Note 20.

No borrowings of the Group are listed debt. There are no transfers between Level 1, Level 2 and Level 3 during the nine months ended September 30, 2021 and the year ended December 31, 2020.

The fair value of the loans accounted for at amortized cost approximates their carrying amounts as of September 30, 2021 and December 31, 2020.

28. Employee benefits

Employee benefits are analyzed as follows:

(EUR thousand)	At September 30, 2021	At December 31, 2020

Employee Severance Pay	5,530	5,791
Jubilee benefits	239	239
Other post-employment plans	657	582
Long term incentive plan	3,215	1,780
Cash settled awards	—	21,333
Stock grant plan	1,353	—

Total employee benefits	10,996	29,725

Long-term Incentive plan

In order to align the interests of management with those of the Shareholders over the medium/long-term by establishing a strong link between remuneration and performance, the CEO approved a medium/long-term plan called the “Long-term Incentive plan” for the 2020-2023 four-year period involving a select number of Senior Management (Top Management and/or Key People) of the Companies of the Group and based on the meeting of the long-term industrial plan objectives.

Cash settled awards

Cash settled awards are incentive plans aimed at a limited number of executives and key resources of the Group. The 2012-2021 incentive plan and the 2018-2022 incentive plan were approved by the Board of Directors on February 9, 2012 and on September 12, 2018 respectively.

In order to concentrate in a single new plan, the incentive mechanism that could more concretely and effectively contribute to the achievement of the redefined Company’s growth objectives, Stevanato Group proceeded with the early conclusion of the 2012-2021 incentive plan and with the revocation of 2018-2022 incentive plan.

On March 4, 2021 and on June 3, 2021, the Company exercised a call option to buy back n. 995,000 shares from the beneficiaries of the 2012-2021 incentive plan and irrevocably and unconditionally waived its rights to exercise the call option on n. 215,000 shares (number of shares as before the second share split). The parties also mutually agreed to close the 2018-2022 incentive plan; the net impact of such transactions led to a reduction in cash settled award liabilities.

Restricted Stock Grant Plan 2021-2027

The Shareholders’ Meeting of Stevanato Group S.p.A. on March 4, 2021 resolved to approve a share-based incentive plan, named “Restricted Stock Grant Plan 2021-2027” with the aim to involve people playing a strategic role in the Group in the economic and strategic development of Group, aligning their interests to those of the shareholders and other stakeholders of the Company, during the period between January 1, 2021 and December 31, 2026.

The Stock Grant Plan provides for three two-years periods included, respectively, between January 1, 2021 and December 31, 2022 (First Vesting Period), January 1, 2023 and December 31, 2024 (Second Vesting Period), January 1, 2025 and December 2026 (Third Vesting Period), at the beginning of which a certain number of Stevanato Group ordinary shares – linked with the achievement within the end of each Vesting Period of specific targets in terms of consolidated revenues and EBITDA – will be assigned free of charge to the beneficiaries. For the EBITDA definition, please refer to section “Key Indicators of Performance and Financial Condition” of Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations below. The assigned shares shall be registered to a Trustee company and shall be subject to the prohibition to sell and to the selling commitment in accordance to a one-year lock-up period.

The transfer of ownership of the shares will be finalized after signing with each beneficiary of an agreement which binds the beneficiaries to re-sell to Stevanato Group, fully or partially, the Shares assigned to them in case the targets provided for the vesting period in relation to which the shares were assigned should not be totally or partially achieved. A similar obligation is provided if, within the end of each vesting period, the employment relationship terminates.

In the event that certain over-performances with respect to the financial targets have been met, beneficiaries will be granted, free of charge, an additional number of Stevanato Group shares related to the Vesting Period in which the target were exceeded and such shares additional assigned will be subject to the time-limited prohibition to sell.

On June 3, 2021 a total of n. 236,988 ordinary shares, which were previously held in treasury, were assigned to the participants of the plan.

29. Provisions

The balances as of September 30, 2021 are detailed below:

(EUR thousand)	Provision for Warranty	Decommissioning	Provision for legal and sundry risks	Provision for agents and directors severance indemnity	Total

At January 1, 2021	1,061	523	1,664	1,136	4,384
Arising during the period	155	17	4,280	39	4,491
Utilized	—	—	(547)	—	(547)
Unused amounts reversed	—	—	(4,421)	—	(4,421)
Exchange rate difference	—	32	44	—	76

At September 30, 2021	1,216	572	1,019	1,175	3,983

Current	—	—	—	—	—
Non-current	1,216	572	1,019	1,175	3,983

The warranty provision represents the best estimate of commitments given by the Group for contractual, legal, or constructive obligations arising from product warranties given for a specified period of time. Such provisions are recognized on shipment of the goods to the customers. The warranty provision is estimated on the basis of the Group’s past experience and contractual terms. Related costs are recognized within cost of sales.

The provision for legal proceeding and sundry risks represents management’s best estimate of the expenditures expected to be required to settle on otherwise resolve legal proceeding and disputes. As of March 31, 2021 a potential claim with a customer was identified which led to an accrual of about EUR 4 million. As of September 30, 2021 the situation has evolved positively thus leading to the release of the provisioned amount.

30. Other non-current liabilities

Other non-current liabilities as of September 30, 2021 and December 31, 2020 amount to EUR 1,808 thousand respectively EUR 1,808 thousand and are mainly related to holiday pay of Danish companies’ employees following the transition to the new Danish Holiday Act started in 2019.

31. Trade payables and other current liabilities

Trade payables amount to EUR 130,419 thousand at September 30, 2021 (EUR 118,740 thousand at December 31, 2020) and other current liabilities amount to EUR 65,264 thousand at September 30, 2021 (EUR 44,266 thousand at December 31, 2020), both are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

32. Contract liabilities and advances from customers

Contract liabilities and advances from customers are as follows:

(EUR thousand)	At September 30, 2021	At December 31, 2020

Contract Liabilities	13,938	5,031
Advances from customers	30,217	48,361

Total contract liabilities and advances from customers	44,155	53,392

Current	44,155	53,392
Non-current	—	—

Contract liabilities relate to revenue earned from ongoing customer-specific construction contracts of the Engineering Segment and of the In-vitro diagnostic business. The Group has contract net liabilities of EUR 13,938 thousand and EUR 5,031 thousand as of September 30, 2021 and as of December 31, 2020 respectively. Contract liabilities gross amounts to EUR 27,032 thousand (EUR 10,828 thousand as of December 31, 2020), net of invoices issued of EUR 40,970 thousand (EUR 15,859 thousand as of December 31, 2020).

Advances from customers relate to sales whose revenues are recognized at point in time.

33. Related party disclosures

According to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the Stevanato Group S.p.A. the controlling company Stevanato Holding S.r.l., unconsolidated subsidiaries of the Group and associates. In addition, members of Stevanato Group’s Board of Directors and executives with strategic responsibilities and their families are also considered related parties. The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.

Note 4 provide information about the Group’s structure, including details of the subsidiaries and the holding company.

Transaction with related parties refer to:

•	revenues for closure containment solutions from the associate Swissfillon AG;

•	service fees and rentals paid to Winckler & Co Ltd, the company whose owner holds minority interests in the subsidiary Ompi of Japan;

•	the purchase of products and rentals paid to Società Agricola Stella S.r.l., controlled by SFEM Italia S.r.l.;

•	rentals paid to SFEM Italia S.r.l., controlled by Stevanato family;

•

consulting services provided by Federici William and by MJB Consultants LLC, Progenitor Capital Partners LLC, and Studio Legale Spinazzi Azzarita Troi, whose beneficial owners are Board members in Stevanato Group;

•	industrial rentals paid to E & FKH Ejendomme ApS, whose beneficial owners are family members of the minority shareholders of the subsidiary SVM;

•	rentals paid to members of Stevanato family;

•

in 2017 the Company disbursed a loan of EUR 1,069 thousand to Mr. Fabrizio Bonanni to facilitate the acquisition of shares under the cash settled award. Mr. Fabrizio Bonanni is a member of the board of Stevanato Group. Such loan has been fully reimbursed and terminated on March 10, 2021;

•

in 2017 the Company disbursed a loan of EUR 2,239 thousand to Mr. Mauro Stocchi to facilitate the acquisition of shares under the cash settled award. Mr. Mauro Stocchi is Chief Business Officer of Stevanato Group. Such loan has been fully reimbursed and terminated on June 3, 2021;

•

donations to the Stevanato Foundation, owned by Stevanato family. The foundation exclusively pursues the aims of social solidarity, philanthropy and charity, operating in the fields of social and socio-medical assistance, education and training as well as cultural and educational activities and scientific research. The Foundation intervenes in support of children and young people in situations of serious difficulty due to their illnesses, the distress of their families or other situations that may affect their health or growth;

•	recharge of the costs pertaining to the public offer for sale to Stevanato Holding S.r.l.

Transactions with related parties also include compensation to directors and managers with strategic responsibilities.

The amounts of transactions with related parties recognized in the Interim Consolidated Income Statement and the related assets and liabilities are as follows:

	For the three months ended September 30,
	2021			2020
(EUR thousand)	Revenues	Costs*	Net financial expense	Revenues	Costs*	Net financial expense
Associate companies:
Swissfillon AG	192	—	—	173	—	—
Parent company:
Stevanato Holding Srl	4,426	—	—	—	—	—
Other related parties	—	1,745	—	—	1,872	(12)

Total transactions with related parties	4,619	1,745	—	173	1,872	(12)

*	Costs include cost of sales, selling, general administrative costs and other expenses net.

	For the nine months ended September 30,
	2021			2020
(EUR thousand)	Revenues	Costs*	Net financial expense	Revenues	Costs*	Net financial expense

Associate companies:
Swissfillon AG	565	—	(10)	622	—	(10)
Parent company:
Stevanato Holding Srl	4,426	—	—	—	—	—
Other related parties	—	(2,942)	(17)	—	5,638	(36)

Total transactions with related parties	4,991	(2,942)	(27)	622	5,638	(46)

*	Costs include cost of sales, selling, general administrative costs and other expenses net.

	As at September 30, 2021				As at December 31, 2020
(EUR thousand)	Trade receivables	Trade payables	Other assets	Financial assets or liabilities	Trade receivables	Trade payables	Other assets	Financial assets or liabilities
Associate companies:
Swissfillon AG	113	—	—	1,339	88	—	—	1,342
Parent company:
Stevanato Holding Srl	—	—	4,426	—	—	—	—	—
Other related parties	—	88	—	(505)	—	55	24	3,646

Total transactions with related parties	113	88	4,426	834	88	55	24	4,988

As of September 30, 2021 costs for other related parties include the accrual reversal from the early termination of 2012-2021 and 2018-2022 incentive plans.

34. COVID-19 Pandemic

At the beginning of 2020, the World Health Organization declared the existence of an international emergency following the spread of SARS-CoV-2. Since the early stages of the spread of the epidemic, Stevanato Group has been strongly committed to safeguarding the health and safety of its employees, ensuring at the same time business continuity in all its premises. The company has implemented strict precautionary measures provided by national and regional regulations on personal and workplace hygiene, as well as on the organization of working life (such as reorganization of shifts) at its plants. It has adopted measures to avoid crowding, maximizing the use of remote working, allowing access to external personnel only if in compliance with current legislation. Sensitization activities about the importance of prevention, both at work and home, have been made throughout the period, and screening activities among staff have been performed when needed to increase prevention further.

Initial short-term impacts of COVID-19 on our production and operational capabilities affected us principally in 2020 and included: (i) labor absenteeism; (ii) disruptions to production lines; (iii) delays in, and increased costs of, logistics; (iv) short-term drop in sales of certain non-COVID-19 related orders, which were cancelled and or postponed; and (v) increased labor costs in the form of employee bonuses to recognize and reward general efforts during the pandemic.

Despite the initial short-term operational disruption, and the impact that the measures established to respond to the COVID-19 pandemic had on our ability to carry out business development activities (which we believe may have had an impact on our ability to broaden our customer portfolio in the short-term), sales of syringes and vials to and for vaccination programs globally, increased resulting in a revenue growth acceleration in 2020 and in the first nine months of 2021. As of September 30, 2021, we supplied: (i) glass vials and syringes to approximately 90% of currently marketed vaccine programs, according to our estimates based on publicly available information and (ii) plastic diagnostic consumables for the detection and diagnosis of COVID-19. Although recent news of an orally administered pill to treat COVID-19 is a compelling development, going forward we anticipate that demand for syringes, vials and related products and services will remain elevated as the COVID-19 vaccine and treatment roll-out continues globally and, more generally, as epidemic preparedness, including through new vaccination programs and booster shots, becomes a greater priority. Further, we believe that the COVID-19 vaccine and orally administered treatments will play complementary roles in managing the pandemic since, according to experts, an orally administered pill is expected to supplement, not replace, the current COVID-19 vaccination efforts. However, there remains uncertainty around the magnitude of the long-term impact of COVID-19 on demand for our solutions.

35. Events after the reporting period

The Group has evaluated subsequent events through November 08, 2021, which is the date the Interim Condensed Consolidated Financial Statements were authorized for issuance.

On October 04, 2021 Stevanato Group announced it would begin the construction on its new U.S. facility in Fishers, Indiana, that month. The site, expected to be operational in 2023, will to enable Stevanato Group to be in closer proximity to its North America pharmaceutical customers and to provide an additional supply source for its mission critical products to serve customers better.

Stevanato Group expects to invest approximatively USD 145 million to build and equip the manufacturing facility. The plant, which is expected to be up to 370,000 square feet in size, will support the expansion and production of Stevanato Group’s EZ-Fill® solutions, pre-sterilized drug containment systems for bio-pharmaceutical use. The facility is expected to house state-of-the-art production lines equipped with advanced process technologies to produce EZ-Fill® syringes and vials. Stevanato Group’s EZ-Fill® solutions offer significant benefits to bio-pharmaceutical companies by reducing time to market, lowering the overall total cost of ownership and reducing supply chain risk.

In addition, Stevanato Group plans to use the new facility as a center for after-sales support dedicated to serving its North America engineering customers, offering technical support as well as maintenance for visual inspection, assembly and packaging equipment.

On October 07, 2021, the sub holding Stevanato Group International purchased the remaining 35% of the share capital in SVM at a price that equals to the fair value recorded in the financial statements as of September 30, 2021.

On October 22, 2021, the sub holding Stevanato Group International signed the SPA for the sale and the transfer of all the owned shares in the associated company Swissfillon AG for approximately CHF 15.8 million.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statement

For additional information, refer to the risk factors discussed under “Item 1A. Risk Factors” below and in our other filings with the U.S. Securities and Exchange Commission. You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different and worse from what we expect.

Overview

We are a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. We deliver an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Our core capabilities in scientific research and development, our commitment to technical innovation and our engineering excellence are central to our ability to offer value added solutions to our clients.

Our priority is to provide flexible solutions that preserve the integrity of bio-pharmaceutical products and enable our customers to deliver safe and effective treatments to patients while reducing time to market, total cost of ownership (i.e., logistics, drug product waste, storage and personnel costs) and supply chain risk. We achieve this by developing our products in close collaboration with our customers, leveraging our scientific research capabilities, technical expertise and engineering and manufacturing excellence to meet their quality requirements.

Our solutions are highly integrated with the development, production and commercialization processes of our customers. In addition to manufacturing drug containment and delivery solutions, we provide a full set of services across all stages of drug development, from pre-clinical to clinical and commercialization. We also engineer machinery and equipment for the production of drug containment and delivery systems that can be integrated into both our customers’ and our own manufacturing processes. Our involvement at each stage of a drug’s life cycle, together with the breadth of our offering, enables us to serve as a one-stop-shop for our customers, which we believe represents a significant competitive advantage.

We operate across the healthcare industry and serve some of its fastest growing segments, including biologics, biosimilars, vaccines and molecular diagnostics. As a result of how closely integrated we are in the drug production and delivery supply chain, we are well-positioned to benefit from secular trends within our target industries, such as increases in demand resulting from bio-pharmaceutical innovation, acceleration and expansion of vaccination programs, growth in biologics/biosimilars, self-administration of medicines, aging demographics and increasing quality standards and regulation.

We operate our business in two segments:

•

Biopharmaceutical and Diagnostic Solutions, which includes all the products, processes and services developed and provided for the containment and delivery of bio-pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables; and

•

Engineering, which includes all the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (assembly, visual inspection, packaging and serialization and glass converting).

We refer to our premium products in the Biopharmaceutical and Diagnostic Solutions Segment as our “high-value” solutions. “High-value” solutions are wholly owned, internally developed products, processes and services for which we hold intellectual property rights or have strong proprietary know-how, and that are characterized by particular complexity and high performance. Our “high-value” solutions deliver significant benefits to customers in terms of time-to-market and reduced total cost of ownership. Among our key “high-value” solutions is our EZ-Fill® line of ready-to-fill injectable products, which can be customized to clients’ needs.

We have nine production plants for manufacturing and assembling pharmaceutical and healthcare products across Europe (Italy, Germany and Slovakia) and the rest of the world (Brazil, China, Mexico and the United States), five plants for the production of machinery and equipment (Italy and Denmark), two sites for analytical services (Italy and the United States) and two commercial offices (Japan and the United States). Our manufacturing facilities in Mexico (serving the U.S. market), China and Brazil are greenfield operations established by us. Our manufacturing facilities in Slovakia, Denmark, Germany and the United States were acquired in strategic transactions over the past 15 years. Further, on October 4, 2021, we announced the start of construction of a new facility in Fishers, Indiana, United States. We are also continuing investment to expand our production facilities in Piombino Dese, Italy, where construction on a new building is underway. Our global footprint, together with our proprietary, highly standardized manufacturing systems and processes, allow us to provide quality consistent products and services to our customers in more than 70 countries.

Highlights

Consolidated Income Statement Data

	(Amounts in € millions, except as indicated otherwise)
	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2021	2020	%	2021	2020	%
Net Revenues	214.5	157.1	36.5%	611.3	455.3	34.3%
Gross Profit	63.3	47.2	34.1%	192.4	135.6	41.9%
Operating Profit	28.2	22.7	24.2%	118.8	65.2	82.2%
Profit Before Tax	22.4	21.7	3.2%	112.0	60.3	85.7%
Net Profit attributable to:
Equity holders of the parent	18.7	16.6	12.2%	89.6	44.7	100.5%
Non-controlling interest	(0.0)	0.0	0%	0.0	(0.1)	(114.1%)
Basic earnings per common share (in €)	0.07	0.07	0%	0.36	0.19	93.9%
Diluted earnings per common share (in €)	0.07	0.07	0%	0.36	0.19	93.9%

Consolidated Statement of Financial Position Data

	(Amounts in € millions)
	As of September 30,	As of December 31,	Change
	2021	2020	€
Assets
Total current assets	872.3	492.8	379.5
Total non-current assets	514.6	475.2	39.4
Total assets	1,386.9	968.0	418.9

Liabilities and equity
Total current liabilities	327.6	316.2	11.4
Total non-current liabilities	267.8	341.7	(73.9)
Total liabilities	595.4	657.8	(62.5)
Equity	791.5	310.1	481.4
Total liabilities and equity	1,386.9	968.0	418.9

COVID-19 Pandemic update

Initial short-term impacts of COVID-19 on our production and operational capabilities affected us principally in 2020 and included: (i) labor absenteeism; (ii) disruptions to production lines; (iii) delays in, and increased costs of, logistics; (iv) short-term drop in sales of certain non-COVID-19 related orders, which were cancelled and or postponed; and (v) increased labor costs in the form of employee bonuses to recognize and reward general efforts during the pandemic.

Despite the initial short-term operational disruption, and the impact that the measures established to respond to the COVID-19 pandemic had on our ability to carry out business development activities (which we believe may have had an impact on our ability to broaden our customer portfolio in the short-term), sales of syringes and vials to and for vaccination programs globally increased resulting in a revenue growth acceleration in 2020 and in the first nine months of 2021. As of September 30, 2021, we supplied: (i) glass vials and syringes to approximately 90% of currently marketed vaccine programs, according to our estimates based on publicly available information and (ii) plastic diagnostic consumables for the detection and diagnosis of COVID-19.

Although recent news of an orally administered pill to treat COVID-19 is a compelling development, going forward we anticipate that demand for syringes, vials and related products and services will remain elevated as the COVID-19 vaccine and treatment roll-out continues globally and, more generally, as epidemic preparedness, including through new vaccination programs and booster shots, becomes a greater priority. Further, we believe that the COVID-19 vaccine and orally administered treatments will play complementary roles in managing the pandemic since, according to experts, an orally administered pill is expected to supplement, not replace, the current Covid vaccination efforts. However, there remains uncertainty around the magnitude of the long-term impact of COVID-19 on demand for our solutions.

Key Indicators of Performance and Financial Condition

Non-GAAP Financial Measures

We monitor and evaluate our operating and financial performance using several non-GAAP financial measures, including: Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, CAPEX and Free Cash Flow. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Constant Currency Revenue

Constant Currency Revenue is defined as revenue excluding the impact of fluctuations in currency exchange rates. Constant Currency Revenue is presented to aid management in their analysis of the performance of the Group and to assist in the comparison of our performance with the prior periods and that of our competitors. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation. The following table sets forth the calculation of Constant Currency Revenue for the three months and nine months ended September 30, 2021 and 2020 and provides a reconciliation to the most comparable IFRS measure, Revenue.

	(Amounts in € millions)
	Biopharmaceutical and Diagnostic Solutions			Engineering
For the three months ended September 30, 2021	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering
Reported Revenue	48.4	124.4	172.8	41. 8
Effect of changes in currency translation rates	(0.3)	(1.4)	(1.7)	(0.1)
Constant Currency Revenue	48.1	123.0	171.1	41.7

	Biopharmaceutical and Diagnostic Solutions			Engineering
For the nine months ended September 30, 2021	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering
Reported Revenue	141.4	366.7	508.2	103.2
Effect of changes in currency translation rates	3.9	4.3	8.1	(0.2)
Constant Currency Revenue	145.3	371.0	516.3	103.0

EBITDA

EBITDA is defined as net profit before income tax expenses, net financial expenses, including share of profit of associates, amortization and depreciation. EBITDA is presented to aid management in their analysis of the performance of the Group and to assist in the comparison of our performance with that of our competitors.

The following table sets forth the calculation of EBITDA for the three months and nine months ended September 30, 2021 and 2020, and provides a reconciliation of this non-GAAP measure to the most comparable IFRS measure, Net Profit.

	(Amounts in € millions, except as indicated otherwise)
	For the three months ended September, 30		Change	For the nine months ended September, 30		Change
	2021	2020	%	2021	2020	%
Net Profit	18.6	16.6	12.1%	89.7	44.6	101.2%
Income Taxes	3.8	5.1	(25.7%)	22.3	15.7	42.0%
Finance Income	(2.1)	(2.4)	(14.4%)	(6.4)	(11.9)	(46.4%)
Finance Expenses	8.0	3.6	126.2%	13.7	17.2	(20.4%)
Share of Profit of an Associate	(0.2)	(0.2)	(4.5%)	(0.5)	(0.4)	47.4%
Operating Profit	28.2	22.7	24.4%	118.8	65.2	82.1%
Depreciation and Amortization	14.9	13.2	13.1%	41.3	38.9	6.2%
EBITDA	43.2	35.9	20.3%	160.1	104.1	53.8%

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit and Adjusted Operating profit Margin

Adjusted EBITDA, Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted Earnings per Share (net of treasury shares) represent EBITDA, Operating Profit, Income Taxes, Net Profit and Diluted Earnings per Share (net of treasury shares), respectively, in each case as adjusted for certain income and costs expected to occur infrequently, and that management considers not reflective of ongoing operational activities. Adjusted EBITDA, Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted Earnings per Share (net of treasury shares) are provided in order to present how the underlying business has performed excluding the impact of the adjusted items, which may alter the underlying performance and impair comparability of results between the periods.

The following table sets forth the calculation of Adjusted EBITDA, Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted Earnings per Share (net of treasury shares), Adjusted EBITDA Margin and Adjusted Operating Profit margin for the three months and nine months ended September 30, 2021 and 2020. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period. Adjusted Operating Profit margin is calculated by dividing Adjusted Operating Profit for a period by total revenue for the same period.

For further information on Non-recurring items see “Cost of Sales” and “General and Administrative Expenses” below.

	(Amounts in € millions)
For the three months ended September 30, 2021	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	43.2	28.2	3.8	18.6	0.07
Adjusting items:
Restructuring and related charges (1)	0.2	0.2	0.1	0.1	0.00
Incentive Plans Settlement (2)	—	—	—	—	—
IPO costs (3)	0.7	0.7	0.2	0.5	0.00
Out-of-cycle bonus to personnel (4)	6.7	6.7	1.8	4.9	0.02
Foreign exchange loss for derivates on IPO proceeds (5)	0	0	1.0	3.3	0.01
Start-up costs U.S. plant (6)	0.6	0.6	0.2	0.5	0.00
Patent Box (7)	—	—	1.6	(1.6)	(0.01)

Adjusted	51.4	36.5	8.6	26.4	0.10

Adjusted Margin	24.0%	17.0%	—	—	—

	(Amounts in € millions)
For the nine months ended September 30, 2021	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	160.1	118.8	22.3	89.7	0.36
Adjusting items:
Restructuring and related charges (1)	1.2	1.2	0.3	0.9	0.00
Incentive Plans Settlement (2)	(9.9)	(9.9)	(4.8)	(5.1)	(0.02)
IPO costs (3)	0.7	0.7	0.2	0.5	0.00
Out-of-cycle bonus to personnel (4)	6.7	6.7	1.8	4.9	0.02
Foreign exchange loss for derivates on IPO proceeds (5)	—	—	1.0	3.3	0.01
Start-up costs U.S. plant (6)	0.6	0.6	0.2	0.5	0.00
Patent Box (7)	—	—	7.1	(7.1)	(0.03)

Adjusted	159.4	118.1	28.2	87.5	0.35

Adjusted Margin	26.1%	19.3%	—	—	—

	(Amounts in € millions)
For the three months ended September 30, 2020	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	35.9	22.7	5.1	16.6	0.07
Adjusting items:
Litigation Costs (8)	2.7	2.7	0.8	2.4	0.01

Adjusted	38.6	25.4	5.9	19.0	0.08

Adjusted Margin	24.6%	16.2%	—	—	—

	(Amounts in € millions)
For the nine months ended September 30, 2020	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	104.1	65.2	15.7	44.6	0.19
Adjusting items:
Litigation Costs (8)	2.7	2.7	0.8	2.4	0.01

Adjusted	106.8	67.9	16.5	46.9	0.20

Adjusted Margin	23.5%	14.9%	—	—	—

(1)

During the three and the nine months ended September 30, 2021, the Group recorded €0.2 million and €1.2 million respectively in restructuring and related charges for the consolidation of Balda plants in the U.S.

(2)

During the nine months ended September 30, 2021, the Group recorded €9.9 million, within general and administrative expenses, as accrual reversal related to the early termination of incentive plans aimed at a limited number of key managers. The three months ended September 30, 2021 are not affected by this non-recurring item.

(3)

During the three and the nine months ended September 30, 2021, the Group recorded €0.7 million, within general and administrative expenses, relating to the listing of Stevanato Group S.p.a. ordinary shares on the NYSE.

(4)	During the three and the nine months ended September 30, 2021, the Group granted a €6.7 million discretionary, out-of-cycle bonus to employees.
(5)	During the three and the nine months ended September 30, 2021, the Group recorded €4.3 million, as foreign exchange loss for derivates on IPO proceeds.
(6)	During the first three quarters of 2021, the Group recorded €0.6 million start-up costs to further the construction of the new plant in Fisher, Indiana, United States.
(7)

During the first three quarters of 2021, the Group reached an agreement with the Italian Tax Agency regarding the so-called “Patent box regime”, resulting in a retroactive €7.1 million tax saving for the financial years 2016-2020. The tax benefit was accounted for as €5.5 million for the three months ended March 31, 2021 based on our estimates. We accounted for an additional accrual of €1.6 million for the three months ended September 30, 2021 due to the timing of the ruling by the Italian Tax Agency.

(8)

During the three and the nine months ended September 30, 2020, the Group recorded €2.7 million related to litigation costs arising from a lawsuit brought by Clere BSD GmbH in connection with the payment of certain transfer fees for the acquisition of a patent by Balda AG, one of the Group’s subsidiaries.

Capital Expenditure (CAPEX)

Capital Expenditure, or CAPEX, is the sum of investment amounts in tangible fixed assets and intangible assets during the period (excluding right-of-use assets recognized during the period in accordance with IFRS 16 Leases). These investment activities consist of acquisitions of property, plant and equipment and intangible assets.

The following table sets forth the CAPEX for the nine months ended September 30, 2021 and 2020.

	(Amounts in € millions)
	As of September 30,	As of September 30,	Change
	2021	2020	€
Addition to Property, plants and equipment	67.5	58.0	9.5
Addition to Intangible Assets	3.4	3.5	(0.1)

CAPEX	70.9	61.5	9.4

For further information on Capital Expenditure on a paid-out cash basis see “Liquidity and Capital Resources Capital Expenditure” below.

Free Cash Flow

Free Cash Flow is defined as cash flows from operating activities excluding interests paid and received, less investments in property, plant and equipment and intangible assets on a cash basis.

The following table sets forth the calculation of Free Cash Flow for the three months and nine months ended September 30, 2021 and 2020.

	(Amounts in € millions)
	For the three months ended September 30,		Change
	2021	2020	€
Cash Flow from Operating Activities	17.9	50.1	(32.2)
Interest paid	0.9	1.7	(0.9)
Interest received	(0.1)	(0.1)	(0.0)
Purchase of property, plant and equipment	(27.3)	(19.4)	(7.9)
Purchase of intangible assets	(1.3)	(1.4)	0.1

Free Cash Flow	(9.9)	30.9	(40.9)

	(Amounts in € millions)
	For the nine months ended September 30,		Change
	2021	2020	€
Cash Flow from Operating Activities	77.9	94.8	(16.9)
Interest paid	3.1	4.2	(1.0)
Interest received	(0.5)	(0.5)	0.0
Purchase of property, plant and equipment	(71.4)	(60.8)	(10.6)
Purchase of intangible assets	(3.4)	(3.5)	0.1

Free Cash Flow	5.8	34.2	(28.4)

For further information on cash flow see “Liquidity and Capital Resources Operating and Investing Activities” below.

Backlog

Our backlog represents, as of a point in time, estimated future revenue for work not yet completed under (i) specific purchase orders, with regards to our Biopharmaceutical and Diagnostic Solutions Segment; and (ii) certain one-off agreements, with regards to our Engineering Segment. We recognize direct revenue over the life of the contract based on our performance of services under the contract. Contracts may be terminated or delayed by our customers or regulatory authorities for reasons beyond our control. To the extent projects are delayed, the timing of our revenue could be affected. In the event a customer terminates a contract, we are generally entitled to be paid for services rendered through the termination date and for services provided in winding down the project. However, we are generally not entitled to receive the full amount of direct revenue reflected in our backlog in the event of a contract termination. The duration of the projects in our backlog, and the related revenue recognition, ranges from several months to a couple of years. For orders that are placed inside a contractual firm period, we generally have a contractual right to payment in the event of cancellation. Fluctuations in our reported backlog levels also result from the timing and order pattern of our customers who often seek to manage their level of inventory on hand. Because of customer ordering patterns, our backlog reported for certain periods may fluctuate and may not be indicative of future results. A number of factors may affect backlog and the direct revenue generated from our backlog, including: (a) the size, complexity and duration of projects; and (b) the cancellation or delay of projects.

Our backlog as of September 30, 2021 was €834.3 million, compared to a total backlog of €606.7 million as of December 31, 2020 and of €553.1 million as of September 30, 2020. During the third quarter of 2021, we had new order intake of €309.9 million.

Although an increase in backlog will generally result in an increase in future direct revenue to be recognized over time (depending on future contract modifications, contract cancellations and other adjustments), an increase in backlog at a particular point in time does not necessarily correspond to an increase in direct revenues during a particular period. The timing and extent to which backlog will result in direct revenue depends on many factors, including the timing of commencement of work, the rate at which we perform services, scope changes, cancellations, delays, receipt of regulatory approvals and the nature, duration, size, complexity and phase of the studies. In addition, delayed projects remain in backlog until they are canceled. As a result of these factors, our backlog is not necessarily a reliable indicator of future direct revenue and we might not realize all or any part of the direct revenue from the authorizations in backlog as of any point in time.

Results of Operations

Three months and nine months ended September 30, 2021 versus three months and nine months ended September 30, 2020

The following table sets forth our results of operations for the three months ended September 30, 2021 and 2020.

	(Amounts in € millions)
	For the three months ended September 30,				Change
	2021	% of revenue	2020	% of revenue	€
Revenue	214.5	100.0%	157.1	100.0%	57.5
Cost of sales	151.3	70.5%	109.8	69.9%	41.4

Gross Profit	63.3	29.5%	47.2	30.1%	16.1
Other operating Income	1.7	0.8%	0.6	0.4%	1.1
Selling and Marketing Expenses	4.7	2.2%	4.1	2.6%	0.6
Research and Development Expenses	7.4	3.4%	4.7	3.0%	2.7
General and Administrative Expenses	24.7	11.5%	16.3	10.4%	8.4

Operating Profit	28.2	13.2%	22.7	14.4%	5.5
Finance Income	2.1	1.0%	2.4	1.5%	(0.3)
Finance Expense	8.0	3.7%	3.6	2.3%	4.5
Share of Profit of an Associate	0.2	0.1%	0.2	0.1%	(0.0)

Profit Before Tax	22.4	10.4%	21.7	13.8%	0.7

Income Taxes	3.8	1.8%	5.1	3.2%	(1.3)

Net Profit	18.6	8.7%	16.6	10.6%	2.0

The following table sets forth our results of operations for the nine months ended September 30, 2021 and 2020.

	(Amounts in € millions)
	For the nine months ended September 30,				Change
	2021	% of revenue	2020	% of revenue	€
Revenue	611.3	100.0%	455.3	100.0%	156.0
Cost of sales	419.0	68.5%	319.7	70.2%	99.3

Gross Profit	192.4	31.5%	135.6	29.8%	56.8
Other operating Income	7.2	1.2%	2.7	0.6%	4.6
Selling and Marketing Expenses	16.0	2.6%	15.4	3.4%	0.6
Research and Development Expenses	20.1	3.3%	12.5	2.7%	7.6
General and Administrative Expenses	44.7	7.3%	45.1	9.9%	(0.4)

Operating Profit	118.8	19.4%	65.2	14.3%	53.6
Finance Income	6.4	1.0%	11.9	2.6%	(5.5)
Finance Expense	13.7	2.2%	17.2	3.8%	(3.5)
Share of Profit of an Associate	0.5	0.1%	0.4	0.1%	0.2

Profit Before Tax	112.0	18.3%	60.3	13.2%	51.7
Income Taxes	22.3	3.7%	15.7	3.5%	6.6

Net Profit	89.7	14.7%	44.6	9.8%	45.1

Revenue

Revenue at current exchange rates increased by €57.5 million, or 36.5%, to €214.5 million for the three months ended September 30, 2021, compared to €157.1 million for the three months ended September 30, 2020 driven by growth in both segments, and, in particular, due to strong sales from our Engineering Segment as well as increased demand caused by the continuing impact of COVID-19 on our industry. While in 2020 COVID-19 contributed marginally to our increase in revenue, in 2021 COVID-19 related revenue grew significantly as COVID-19 vaccination programs were deployed in several countries worldwide. For the three months ended September 30, 2021, we estimate that COVID-19 related revenue equated to 15.5% of our total revenue. Currency movements in U.S. Dollars had a negative impact in the third quarter of 2021, but were more than offset by the positive impact of the movements in the other reporting currencies of our subsidiaries located outside the Eurozone. Excluding this effect, the increase in revenue on a constant currency basis was 35.5%.

Revenue at current exchange rates increased by €156.0 million, or 34.3%, to €611.3 million for the nine months ended September 30, 2021, compared to €455.3 million for the nine months ended September 30, 2020 driven by growth in both segments as a result of increased demand due to the increasing impact of COVID-19 on our industry and delivery of previously placed orders, which was partially offset by unfavorable currency translations in U.S. Dollars and Brazilian Real. While in 2020 COVID-19 contributed marginally to our increase in revenue, in 2021 COVID-19 related revenue grew significantly as COVID-19 vaccination programs were deployed in several countries worldwide. For the nine months ended September 30, 2021, we estimate that COVID-19 related revenue equated to 14.8% of our total revenue. Currency movements in U.S. Dollars and Brazilian Real had a negative impact in 2021. Excluding this effect, the increase in revenue on a constant currency basis was 36.0%.

Biopharmaceutical and Diagnostic Solutions Segment

Revenue generated by the Biopharmaceutical and Diagnostic Solutions Segment increased by €40.7 million, or 30.8%, to €172.8 million for the three months ended September 30, 2021, compared to €132.1 million in the three months ended September 30, 2020. For the three months ended September 30, 2021, high-value solutions accounted for approximately 28.0% of the segment’s revenue, compared to 28.5% for the three months ended September 30, 2020. Revenue growth for this segment was due primarily to a general increase in our high-value solutions sales by €10.8 million, or 28.6%, to €48.4 million for the three months ended September 30, 2021, compared to €37.6 million for the three months ended September 30, 2020. In addition, other containment and delivery solutions sales grew by €29.9 million, or 31.7%, to €124.4 million for the three months ended September 30, 2021, compared to €94.5 million for the three months ended September 30, 2020.

On a constant currency basis, revenue generated by high-value solutions increased by €10.5 million, or 28.0%, for the three months ended September 30, 2021, while revenue generated by other containment and delivery solutions increased by €28.5 million, or 30.2%.

Revenue generated by the Biopharmaceutical and Diagnostic Solutions Segment increased by €113.3 million, or 28.7%, to €508.2 million for the nine months ended September 30, 2021, from €394.9 million for the nine months ended September 30, 2020. Revenue growth for this segment was due to : (i) the increase in sales volumes of our premium priced “high-value” solutions, which grew by €35.9 million, or 34.0%, to €141.4 million for the nine months ended September 30, 2021, compared to €105.6 million for the nine months ended September 30, 2020, reflecting our continuing efforts to strategically shift towards a product mix that includes a higher proportion of “high-value” solutions, such as EZ-Fill® products and molecular diagnostic plastic parts; and (ii) a general increase in demand for our other containment and delivery solutions due to the increasing impact of COVID-19 on our industry which caused sales to increase by €77.4 million, or 26.8%, to €366.7 million for the nine months ended September 30, 2021, from €289.3 million for the nine months ended September 30, 2020. COVID-19 contributed to a higher demand for our products, causing a revenue increase which more than offset any decrease in sales of our products to businesses impacted by COVID-19 such as anesthetic, diagnostic, plastic and minor surgeries related businesses.

On a constant currency basis, revenue generated by high-value solutions increased by €39.7 million, or 37.6%, for the nine months ended September 30, 2021, while revenue generated by other containment and delivery solutions increased by €81.7 million, or 28.2%.

Engineering Segment

Revenue generated by the Engineering Segment increased by €16.8 million, or 67.2%, to €41.8 million for the three months ended September 30, 2021, compared to €25.0 million for the three months ended September 30, 2020. Revenue increase in this segment was driven by higher demand of glass converting and visual inspection machines.

Revenue generated by the Engineering Segment, increased by €42.8 million, or 70.8%, to €103.2 for the nine months ended September 30, 2021, compared to €60.4 million for the nine months ended September 30, 2020. Growth in this segment was mainly driven by higher sales of visual inspection systems as well as glass forming machines for a total of €36.7 million. Revenue further grew by €6.1 million as a result of our attempts to better serve our customers and to increase our share in after sales area.

We do not consider any of the revenue in our Engineering Segment to be attributable to COVID-19 since: (i) we cannot accurately determine the end uses of our products; and (ii) most of our products have life cycles of 10 years or more and, therefore, bear a reasonably likely chance of being used for purposes other than COVID-19 related.

Revenue Breakdown by Region

Our ongoing geographic expansion resulted in an increase in sales in almost all geographic regions where we operate. For the three months ended September 30, 2021, we experienced the fastest growth in the APAC region. For the three months ended September 30, 2021, in the APAC region, we reported a €17.5 million, or 111.1% increase. For the same period, in North America, we reported a €4.8 million, or 9.2% decrease, mainly due to a revenue decrease of €5.8 million associated with certain Engineering projects realized in 2020 and not repeated in 2021, while the Biopharmaceutical and Diagnostic Solutions Systems reported a €1.1 million, or 2.7%, increase. In Europe and the South American region, we reported a €42.3 million, or 49.8%, and a €2.5 million, or 52.0%, increase respectively.

For the nine months ended September 30, 2021, our revenue grew: (i) by €24.3 million, or 19.0%, in North America (which accounted for approximately 24.9% of our total revenue for the nine months ended September 30, 2021); (ii) by €36.9 million, or 91.3%, in the APAC region (which accounted for approximately 12.6% of our total revenue for the nine months ended September 30, 2021); (iii) by €90.9 million, or 33.4%, in EMEA (which accounted for approximately 59.4% of our total revenue for the nine months ended September 30, 2021); and (iv) by €3.9 million, or 26.6%, in South America (which accounted for approximately 3.0% of our total revenue for the nine months ended September 30, 2021).

Revenue increase in the North America and the APAC region resulted from our recent international expansion efforts through more focused sales and business development activities as well as our increase in COVID-19 related sales of products and services. We continue to experience the highest demand in these regions and have focused our efforts accordingly.

Cost of Sales

Cost of sales increased by €41.4 million, or 37.7%, to €151.3 million for the three months ended September 30, 2021, compared to €109.8 million for three months ended September 30, 2020. The increase in cost of sales was mainly due to the significant growth in sales volumes. In the third quarter of 2021, the cost of sales increased more than proportionally compared to our revenue mainly due to a product mix effect, caused by the increased amount of sales of our Engineering Segment, which has a higher incidence of cost of sales compared to our Biopharmaceutical and Diagnostic Solutions Segment.

Cost of sales increased by €99.3 million, or 31.1%, to €419.0 million for the nine months ended September 30, 2021, compared to €319.7 million for the nine months ended September 30, 2020, mainly due to the cost of materials, components and labor expenses related to the production and distribution of goods and services. Cost of sales increased less than proportionally compared to our revenue, mainly due to our ongoing efforts to maximize efficiency and to maximize our installed capacity.

For the nine months ended September 30, 2021, cost of sales includes €0.5 million non-recurring restructuring costs related to the consolidation of our Balda plants in the U.S. as well as €0.3 million non-recurring start-up costs related to the new U.S. facility in Indiana.

Gross Profit

Gross profit increased by €16.1 million, or 34.1%, to €63.3 million for the three months ended September 30, 2021, compared to €47.2 million for the three months ended September 30, 2020. The increase in gross profit was mainly driven by the higher sales volumes.

Gross profit margin decreased to 29.5% for the three months ended September 30, 2021 compared to 30.1% for the three months ended September 30, 2020 reflecting a change in the product mix as well as the strong increase in sales from our Engineering Segment which has a lower margin than our Biopharmaceutical and Diagnostic Solutions Segment.

Gross profit increased by €56.8 million, or 41.9%, to €192.4 million for the nine months ended September 30, 2021, compared to €135.6 million for the nine months ended September 30, 2020. This increase was mainly driven by: (i) higher mix of “high-value” solutions and COVID-19 related products and services in our Biopharmaceutical and Diagnostic Solutions Segment; and (ii) improved efficiencies through our business optimization and operational excellence program. The increase in the Engineering Segment’s gross profit was mainly driven by: (i) higher sales volumes; and (ii) an increase in after sales and standardization initiatives that improved efficiencies across the Engineering plants. The enhanced profitability has been mainly reported in glass forming and in pharma vision business.

Other Operating Income

Other operating income increased by €1.1 million, or 183.3% to €1.7 million for the three months ended September 30, 2021, compared to €0.6 million for the three months ended September 30, 2020. Other operating income represents a minor part of our income and its amount varies yearly depending of the specific business agreements in place.

Other operating income, which mainly includes revenue from feasibility studies, design, development and industrialization of new products not derived from the sale of our products, services and solutions, increased by €4.6 million, or 166.7%, to €7.2 million for the nine months ended September 30, 2021, compared to €2.7 million for the nine months ended September 30, 2020. Other operating income represents a minor part of our income and its amount varies yearly depending of the specific business agreements in place.

Selling and Marketing Expenses

Selling and marketing expenses increased by €0.6 million, or 14.6%, to €4.7 million for the three months ended September 30, 2021, compared to €4.1 million for the three months ended September 30, 2020. The increase, mainly driven by an increase in personnel expenses to support the ongoing growth in our business, was partially offset by the decrease in bad and doubtful debts provision.

Selling and marketing expenses increased by €0.6 million, or 3.9%, to €16.0 million for the nine months ended September 30, 2021, compared to €15.4 million for the nine months ended September 30, 2020. These expenses are mainly related to personnel expenses for our sales organization. They also include depreciation and provisions for bad and doubtful debts of €1.3 million for the nine months ended September 30, 2021 (€2.4 million for the nine months ended September 30, 2020). The slight increase in selling and marketing expenses was mainly due to the increase in personnel expenses to support the ongoing growth in our business, which was partially offset by the reduction in bad and doubtful debt provision.

Research and Development Expenses

Research and development expenses increased by €2.7 million, or 57.4%, to €7.4 million for the three months ended September 30, 2021, compared to €4.7 million for the three months ended September 30, 2020, mainly in connection with investing in our drug delivery systems business and the efforts to sustain and accelerate the Company’s Container Closure Systems “high-value” solution pipeline. The increase was also driven by an increase in personnel expenses as a result of new hirings.

Research and development expenses increased by €7.6 million, or 60.8%, to €20.1 million for the nine months ended September 30, 2021, compared to €12.5 million for the nine months ended September 30, 2020. Such expenses include costs for research and development activities to support the innovation of our products and components as well as amortization of capitalized development costs. The increase in research and development expenses reflects our strategy to accelerate the growth of our “high-value” solutions pipeline and advance our market leadership position.

General and Administrative Expenses

General and administrative expenses increased by €8.4 million, or 51.5%, to €24.7 million for the three months ended September 30, 2021, compared to €16.3 million in the three months ended September 30, 2020. The increase was mainly due to a €6.7 million discretionary, out-of-cycle bonus to employees, €0.7 million IPO costs, €0.3 million non-recurring start-up costs related to the new U.S. facility in Indiana as well as €0.1 million restructuring costs for the consolidation of our Balda plants in the United States. General and administrative expenses less the discretionary, out-of-cycle bonus to employees, the IPO costs, the start-up costs related to the new U.S. facility in Indiana and the restructuring costs for the three months ended September 30, 2021 would have been €16.8 million. Excluding €2.7 million non-recurring litigation costs for the three months ended September 30, 2020, general and administrative expenses would have increased by €3.2 million to €16.8 million for the three months ended September 30, 2021 from €13.6 million for the three months ended September 30, 2020.

General and administrative expenses decreased by €0.4 million, or 0.9%, to €44.7 million for the nine months ended September 30, 2021, compared to €45.1 million for the nine months ended September 30, 2020. These expenses mainly comprise personnel expenses for management of the Company as well as depreciation and amortization of €4.4 million (compared to €4.0 million in 2020), of which amortization of fair value adjustments from purchase price allocations amounted to €0.8 million (as in 2020). The decrease in general and administrative expenses is mainly due to a non-recurring accrual reversal of €9.9 million related to the early termination of incentive plans aimed at a limited number of key managers which has been partially offset by €6.7 million discretionary, out-of-cycle bonus to personnel, by €0.7 million IPO costs, by €0.7 million restructuring costs for the consolidation of our Balda plants in the U.S. and by €0.3 million start-up costs related to the new U.S. facility in Indiana. General and administrative expenses less the above-mentioned non-recurring items would have increased by €3.8 million for the nine months ended September 30, 2021 compared to the same period in the prior year.

Operating Profit

As a result of the foregoing, operating profit increased by €5.5 million, or 24.2%, to €28.2 million for the three months ended September 30, 2021, compared to €22.7 million for the three months ended September 30, 2020. This included a one-time cost of €8.3 million gross profit, which is €7.7 million of net profit (including Patent Box tax effect), or €0.03 of diluted earnings per share (net of treasury shares). The majority of this related to the discretionary, out-of-cycle bonus to personnel. As a result, in the third quarter, diluted earnings per share were €0.07 and adjusted diluted earnings per share were €0.10 (calculated assuming weighted issued shares of approximately 264.5 million and net of treasury shares). Adjusted operating profit increased by €11.1 million, to €36.5 million for the three months ended September 30, 2021, compared to €25.4 million for the three months ended September 30, 2020.

As a result of the foregoing, operating profit increased by €53.6 million, or 82.2%, to €118.8 million for the nine months ended September 30, 2021, compared to €65.2 million for the nine months ended September 30, 2020.

Adjusted operating profit increased by €50.2 million, to €118.1 million for the nine months ended September 30, 2021, compared to €67.9 million for the nine months ended September 30, 2020.

Net Finance Expenses

Finance expenses, net of finance income, increased by €4.9 million, to €6.0 million net expenses for the three months ended September 30, 2021, from €1.1 million net expenses for the three months ended September 30, 2020. The increase in net finance expense was due to a non-recurring loss of €4.3 million relating to a derivative financial instrument entered into to reduce the risk of fluctuations in the EUR/USD exchange rate in relation to the IPO proceeds. Net financial expenses less this derivative financial instrument and €0.5 million non-recurring interest expenses in 2020 would have increased by €1.0 million for the three months ended September 30, 2021.

Finance expenses, net of finance income, increased by €2.0 million, or 37.7%, to €7.3 million for the nine months ended September 30, 2021, from €5.3 million for the nine months ended September 30, 2020. The increase in net finance expenses was due to a non-recurring loss of €4.3 million relating to a derivative financial instrument entered into to reduce the risk of fluctuations in the EUR/USD exchange rate in relation to the IPO proceeds. Net financial expenses less this derivative financial instrument and €0.5 million non-recurring interest expenses in 2020 would have increased by €1.8 million for the nine months ended September 30, 2021.

Profit Before Tax

Profit before taxes increased by €0.7 million, or 3.2%, to €22.4 million for the three months ended September 30, 2021, compared to €21.7 million for the three months ended September 30, 2020.

Profit before taxes increased by €51.7 million, or 85.7%, to €112.0 million for the nine months ended September 30, 2021, compared to €60.3 million for the nine months ended September 30, 2020.

Income Taxes

Income taxes decreased to €3.8 million for the three months ended September 30, 2021, compared to €5.1 million for the three months ended September 30, 2020. Our effective tax rate decreased by 6.56%, from 23.43% to 16.87% in the third quarter of 2021. Income taxes included €1.6 million tax saving relating to a tax bonus granting tax benefits to taxpayers carrying out research and development activities and exploit the resulting intangibles and taxes relating to non-recurring costs of restructuring and related charges, discretionary, out-of-cycle bonus award to personnel, start-up costs related to the new U.S. facility in Indiana, foreign exchange loss for derivatives on IPO proceeds, listing expenses totaling €3.2 million. The effective tax rate without the above-mentioned items was 24.59%.

Income taxes increased by €6.6 million, or 42.0%, to €22.3 million for the nine months ended September 30, 2021, compared to €15.7 million for the nine months ended September 30, 2020. Average tax rate decreased by 6.14% from 26.09% to 19.95% for the nine months ended September 30, 2021.

In March 2021, the group reached an agreement with the Italian Tax Authority regarding the applicability of the so called “Patent box regime”, resulting in a retroactive €7.1 million tax saving for the financial years 2016-2020. The tax benefit was accounted for as €5.5 million for the three months ended March 31, 2021 based on our estimates. We accounted for an additional accrual of €1.6 million for the three months ended September 30, 2021 due to the timing of the ruling by the Italian Tax Agency. Income taxes included a non-recurring reversal of deferred tax assets amounting to €4.8 million following the early termination of certain legacy incentive plans that were replaced by a new stock grant plan as well as the taxes related to non-recurring costs of restructuring and related charges, discretionary, out-of-cycle bonus award to personnel, start-up costs related to the new U.S. facility in Indiana, foreign exchange loss for derivatives on IPO proceeds and listing expenses, totally amounting to €3.5 million. The effective tax rate without these one-off items is 24.38%.

Income Taxes for the three months ended September 30, 2021 and 2020

	(Amounts in € millions)
	For the three months ended September 30,		Change
	2021	2020	€
Income Tax Expenses reported in the statement of profit or loss	3.8	5.1	(1.3)

Income Taxes for the nine months ended September 30, 2021 and 2020

	(Amounts in € millions)
	For the nine months ended September 30,		Change
	2021	2020	€
Income Tax Expenses reported in the statement of profit or loss	22.3	15.7	6.6

Net Profit

Net profit increased by €2.0 million, or 12.0%, to €18.6 million for the three months ended September 30, 2021, compared to €16.6 million for the three months ended September 30, 2020.

Adjusted net profit increased by €7.3 million, to €26.4 million for the three months ended September 30, 2021, compared to €19.0 million for the three months ended September 30, 2020.

Net profit increased by €45.1 million, or 101.1%, to €89.7 million for the nine months ended September 30, 2021, compared to €44.6 million for the nine months ended September 30, 2020.

Adjusted net profit increased by €40.6 million, to €87.5 million for the nine months ended September 30, 2021, compared to €46.9 million for the nine months ended September 30, 2020.

Liquidity and Capital Resources

Since our inception, we have financed our operations mainly through cash generated by our operating activities and debt financing. Our primary requirements for liquidity and capital are to finance capital expenditures, working capital (which is the difference of current assets and current liabilities—net of current financial assets, current financial liabilities, cash and cash equivalents), and general corporate purposes.

Our primary sources of liquidity are our cash and cash equivalents and medium and long-term loans from a number of financial institutions, as described below. As of September 30, 2021 we had cash and cash equivalents of €428.0 million and other current financial assets of €27.4 million, while as of December 31, 2020, we had cash and cash equivalents of €115.6 million and other financial assets of €41.5 million. Our cash and cash equivalents primarily consist of cash at bank and highly liquid investments, such as short-term deposits, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. We believe that our total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines and marketable securities), in addition to funds that will be generated from operating activities, will enable us to satisfy the requirements of our investing activities and working capital needs for the next 12 months and ensure an appropriate level of operating and strategic flexibility.

Our total current liabilities were €327.6 million as of September 30, 2021 compared to €316.2 million as of December 31, 2020, which includes €130.4 million trade payables, €13.9 million contract liabilities, €30.2 million advances from customers, €60.3 million financial liabilities (including Fair value of derivatives and Financial payables for shares acquisition), €22.0 million tax payables, €5.5 million lease liabilities and €65.3 million other liabilities mainly relating to payables to personnel and social security institutions as well as allowance for future expected customer returns.

On July 20, 2021, we completed our initial public offering, at completion of which we received aggregate net proceeds of approximately €367.9 million, after deducting underwriting discounts and commissions, offering expenses and considering the hedging instrument entered into to reduce the risk of fluctuations in the EUR/USD exchange rate in relation to the IPO proceeds. On August 18, the underwriters further purchased 712,796 additional newly issued shares from the Company to cover over-allotments driving the total primary net proceeds of the offering, including the overallotment, to approximately €380.2 million. We intend to use the net proceeds from the offering for general corporate purposes, including enabling us to satisfy the requirements of our investing activities and working capital needs and ensuring an appropriate level of operating and strategic flexibility. In particular, we plan to use part of the proceeds to further expand our manufacturing facilities in Piombino Dese, Italy, establish new greenfield plants for EZ-Fill® products, with a strong focus on biologics and vaccines, in Indiana (U.S.) and Zhangjiagang (China) (focusing also on engineering), and pursue strategic acquisitions to broaden our offering, our technical know-how and our international footprint. However, as our business needs continue to evolve, our intended use of proceeds may vary accordingly.

Financing activities

We employ a disciplined approach in managing our working capital and balance sheet to support our business and operations.

Capital Expenditures

Our capital expenditures consist of property, plant and equipment and intangible assets. During the nine months ended September 30, 2021, our total capital expenditures were €70.9 million, which included (i) €54.2 million relating to our capacity expansion (including €33.9 million for new production lines in Piombino Dese – of which €20.4 million is tied to our high margin EZ-Fill® -products, €12.9 million for new production lines in other plants, particularly in Mexico, U.S. and China, €6.2 million for new machinery for high precision plastic injection molding and assembly for container in vitro diagnostic solutions, and €1.2 million for molds); (ii) €8.4 million for maintenance, increasing quality, refurbishment and improving our IT systems; (iii) €4.1 million to improve efficiency of our production processes; (iv) €1.5 million to improve safety our plants and production sites; and (v) €2.7 million for research and development, including laboratory equipment, molds and other related equipment.

Cash Flow

The following table presents the summary consolidated cash flow information for the periods presented.

	(Amounts in € millions)
	For the three months ended September 30,	For the three months ended September 30,	Change
	2021	2020	€
Cash flows from operating activities	17.9	50.1	(32.2)
Cash flows from / (used in) investing activities	(28.6)	(20.8)	(7.8)
Cash flows from / (used in) financing activities	337.1	(20.7)	357.8

Net change in cash and cash equivalents	326.4	8.6	317.8

	(Amounts in € millions)
	For the nine months ended September 30,	For the nine months ended September 30,	Change
	2021	2020	€
Cash flows from operating activities	77.9	94.8	(16.9)
Cash flows from / (used in) investing activities	(75.3)	(64.3)	(11.0)
Cash flows from / (used in) financing activities	307.3	(0.2)	307.5

Net change in cash and cash equivalents	309.8	30.2	279.6

Cash generated from operating activities

Net cash generated from operating activities was €17.9 million for the three months ended September 30, 2021, compared to €50.1 million cash generated from operating activities in the three months ended September 30, 2020.

The decrease was mainly driven by the net change in working capital, which absorbed €9.1 million cash for the three months ended September 30, 2021, compared to €24.8 million generated for the three months ended September 30, 2020.

Net cash generated from operating activities was €77.9 million for the nine months ended September 30, 2021, compared to €94.8 million cash generated from operating activities in the nine months ended September 30, 2020. For the nine months ended September 30, 2021 the EBITDA generation of €160.1 million was partially offset by €50.9 million cash absorbed from the net change in working capital, which was driven by an increase in inventories, contract assets and trade receivables and by a decrease in advances from customers; €8.8 million cash absorbed from the change in other provision and employee benefits; and €20.6 million in income tax paid.

Cash used in investing activities

Net cash used in investing activities was €28.6 million for the three months ended September 30, 2021, compared to €20.8 million for the three months ended September 30, 2020, and was primarily used for the purchase of property and equipment to increase production capacity for both our EZ-Fill® product portfolio and our bulk business, and our continuing investments in R&D activities.

Net cash used in investing activities was €75.3 million for the nine months ended September 30, 2021, compared to €64.3 million for the nine months ended September 30, 2020, and was primarily used for the purchase of property and equipment to increase production capacity for both our EZ-Fill® product portfolio and our bulk business, and our continuing investments in R&D activities.

Cash used in financing activities

Net cash generated from financing activities was €337.1 million for the three months ended September 30, 2021, compared to €20.7 million used in financing activities for the three months ended September 30, 2020. As of September 30, 2021, €1.5 million related to new borrowings and €44.4 million to loan repayments. Payment of the principal portion of lease liabilities was €1.6 million while the payment for the acquisition of non-controlling interests amounted to about €0.1 million. The proceeds from other current financial activities were €1.5 million. The proceeds received after completing our initial public offer, after deducting underwriting discounts and commissions and offering expenses, amounted to €380.2 million.

Net cash generated from financing activities was €307.3 million for the nine months ended September 30, 2021, compared to €0.2 million used in financing activities for the nine months ended September 30, 2020. As of September 30, 2021, €8.0 million related to new borrowings and €77.8 million to loan repayments. Dividends distributed amounted to €11.2 million, payment of the principal portion of lease liabilities was €4.9 million while the payment for the acquisition of non-controlling interests amounted to about €1.1 million. The proceeds from other current financial activities were €14.0 million mainly due to the partial redemption of the insurance policies.

The proceeds received after completing our initial public offer, after deducting underwriting discounts and commissions and offering expenses, amounted to €380.2 million.

Net change in cash and cash equivalents

The net change in cash and cash equivalents was €326.4 million for the three months ended September 30, 2021 (compared to €8.6 million for the three months ended September 30, 2020).

The net change in cash and cash equivalents was €309.8 million for the nine months ended September 30, 2021 (compared to €30.2 million for the nine months ended September 30, 2020).

Recently Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, result of operations or cash flows is disclosed in Note 3 to our Interim condensed consolidated financial statements for the nine months end September 30, 2021.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

The Group is exposed to the following financial risks connected with its operations:

•	financial market risk, mainly relating to foreign currency exchange rates and to interest rates;

•	liquidity risk, with particular reference to the availability of funds and access to the credit market, should the Group require it, and to financial instruments in general; and

•	credit risk, arising both from its normal commercial relations with customers, and its financing activities.

These risks could significantly affect our financial position, results of operations and cash flows, and for this reason we identify and monitor them, in order to detect potential negative effects in advance and take the necessary action to mitigate them, primarily through our operating and financing activities and if required, through the use of derivative financial instruments.

The following section provides qualitative and quantitative disclosures regarding the effect that these risks may have upon us. The quantitative data reported in the following section does not have any predictive value.

Financial market risks

Due to the nature of our business, we are exposed to a variety of market risks, including foreign currency exchange rate risk and, to a lesser extent, interest rate risk.

Our exposure to foreign currency exchange rate risk arises from our global footprint (both in terms of production and commercialization), as in some cases we sell our products in the currencies of the destination markets, which may differ from the currency of the countries the Group operates in.

Our exposure to interest rate risk arises from the need to fund certain activities and the possibility to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing our net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

These risks could significantly affect our performance, and are therefore identified and monitored. We have in place various risk management policies, which primarily relate to foreign exchange, interest rate and liquidity risks.

In particular, to manage foreign exchange rate risk, we have adopted a hedging policy. Hedging activities are mainly executed at the corporate level, based on the information provided by the reporting system and utilizing instruments and policies conforming to IFRS. Hedging is undertaken to ensure protection in case an entity has transactions in currencies other than the one in which it primarily does business, also taking account of budgeted future revenues and costs. Despite hedging operations, sudden movements in exchange rates or erroneous estimates may result in a negative impact, although limited, on our results.

Information on foreign currency exchange rate risk

We are exposed to risk resulting from fluctuations in foreign currency exchange rates, which can affect our earnings and equity. In particular:

•	Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company.

•

The main foreign currency to which we are exposed is the U.S. Dollar for sales in the United States and other markets where the U.S. Dollar is the reference currency, against the Euro, Mexican Peso and Renminbi. Other significant exposures included the exchange rate between the Euro and the following currencies: Renminbi, Japanese Yen, Danish Krone, British Pound and Swiss Franc. Only U.S. Dollar exposure, taken individually, exceeded 10% of the Group’s total foreign currency exchange rate exposure for commercial activity in the first three quarters of 2021. It is our policy to use derivative financial instruments (primarily forward currency contracts, currency swaps, currency options and collar options) to hedge against exposures.

•

Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, China, Japan, Mexico, Denmark, Brazil and Switzerland. As our reporting currency is the Euro, the income statements of those companies are translated into Euros using the average exchange rate for the period and, even if revenues and margins are unchanged in local currency, changes in exchange rates can impact the amount of revenues, costs and profit as restated in Euros. Similarly, intercompany financing may lead to foreign exchange rate impact due to different functional currencies.

•

The assets and liabilities of consolidated companies that report in a currency other than the Euro may vary from period to period as a result of changes in exchange rates. The effects of these changes are recognized directly in equity as a component of other comprehensive income/(loss) under gains/ (losses) from currency translation differences.

We monitor our main exposures with regard to translation exchange risk, whereby fluctuations in the exchange rates of a number of currencies against the consolidation currency may impact the consolidated financial statement values, although there was no specific hedging in this respect at September 30, 2021.

Exchange differences arising from the settlement of monetary items are recognized in the consolidated income statement within the net financial income/(expenses) line item.

The impact of foreign currency exchange rate differences recorded within financial income/(expenses) for the nine months ended September 30, 2021, except for those arising from financial instruments measured at fair value, amounted to net losses of €2.9 million (compared to €1.1 million net gain for the nine months ended September 30, 2020).

There have been no substantial changes in 2021 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

We actively hedge against economic-transactional risk; more specifically, forward and swap contracts, plain vanilla and collar options are used to manage the exposures. Such instruments are not currently designated as cash flow hedges and contracts are entered for a period consistent with the underlying transactions, generally ranging from three to twelve months.

Information on interest rate risk

This risk stems from variable rate loans, for which sudden or significant interest rate fluctuations may have a negative impact on economic results. The monitoring of this risk is carried out at the corporate level and utilizes similar structures as those employed for the management of currency risks. We have hedges in place against interest rate risk, covering nearly all the loans contracted. Due to these operations, we have established a substantially fixed rate at improved conditions compared to the previous loans.

Our most significant floating rate financial assets at September 30, 2021 are cash and cash equivalents and certain financial current investments.

The risk arising from the net investments in foreign subsidiaries is monitored; no active hedging is currently being performed. With regard to commodity risk, we enter into fixed-price contracts for certain utilities.

Liquidity risk

Liquidity risk arises if we are unable to obtain the funds needed to carry out our operations under economic conditions. The main determinant of our liquidity position is the cash generated by or used in operating and investing activities.

From an operating point of view, we manage liquidity risk by monitoring cash flows and keeping an adequate level of funds at our disposal. The main funding operations and investments in cash and marketable securities of the Group are centrally managed and supervised by the treasury department with the aim of ensuring effective and efficient management of our liquidity. We undertake medium and long-term loans to fund medium and long-term operations. We undertake a series of activities centrally supervised with the purpose of optimizing the management of funds and reducing liquidity risk, such as:

•	centralizing liquidity management;

•	centralizing cash through cash pooling techniques;

•	maintaining a conservative level of available liquidity;

•	diversifying sources of funding of medium and long-term financing;

•	obtaining adequate credit lines;

•	monitoring future liquidity requirements on the basis of budget forecast and cash flow planning; and

•	monitoring covenants on indebtedness.

Intercompany financing is conducted at arm’s length terms and normally involves the holding company. These measures currently sufficiently guarantee, under normal conditions and in the absence of extraordinary events, the degree of flexibility required by movements of working capital, investing activities and cash flows in general.

We believe that our total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines and marketable securities), in addition to funds that will be generated from operating activities, will enable us to satisfy the requirements of our investing activities and working capital needs and ensure an appropriate level of operating and strategic flexibility. We, therefore, believe there is no significant risk of a lack of liquidity.

Credit risk

Credit risk is the risk of economic loss arising from the failure to collect a receivable. Credit risk encompasses the direct risk of default and the risk of a deterioration of the creditworthiness of the counterparty. The maximum credit risk to which we are theoretically exposed is represented by the carrying amounts of the financial assets stated in the consolidated statement of financial position sheet.

Where customers fail to meet payment deadlines, our financial position may deteriorate. Socio-political events (or country risks) and the general economic performance of individual countries or geographical regions may also assume significance in this respect. The credit risk is however mitigated by consolidated commercial relations with well capitalized multinational pharmaceutical and biologics companies and our guidelines created for the selection and evaluation of the client portfolio, which may require, where possible and appropriate, further guarantees from customers. As of September 30, 2021, our day’s sales outstanding decreased by 1.5 to 69.0, compared to 70.5 days as of December 31, 2020.

Trade receivables as of September 30, 2021 amounting to €162.9 million (compared to €135.5 million as of December 31, 2020) are shown net of the allowance for doubtful accounts amounting to €8.1 million (compared to €7.7 million as of December 31, 2020).

Critical Accounting Policies and Significant Judgments and Estimates

The Consolidated Financial Statements are prepared in accordance with IFRS which require Management’s use of estimates and assumptions that may affect the carrying amount of assets, liabilities, income and expenses in the financial statements, as well as the disclosures in the notes concerning contingent assets and liabilities at the balance sheet date. Uncertainty about these assumptions and estimates could result in outcome that require material adjustments to the carrying amount of assets or liabilities affected in future periods.

Estimates are based on historical experience and other factors. The resulting accounting estimates could differ from the related actual results. Estimates are periodically reviewed and the effects of each change are reflected in the consolidated statement of profit or loss or in the consolidated statement of comprehensive income in the period in which the change occurs.

Revenue Recognition

We operate in several jurisdictions and assess whether contracts with customers provide it with the right to consideration for the performance fulfilled based on legal assessment of applicable contracts and other sources of enforceable rights and obligations (i.e., local regulations). With regard to revenue from contracts with customers for contract work and contract assets and liabilities, application of the cost-to-cost method requires a prior estimate of the entire lifetime costs of individual projects, updating them at each balance sheet date. This entails assumptions that can be affected by multiple factors, such as the time over which some projects are developed, their high level of technology and innovative content, the possible presence of price variations and revisions, and machinery performance guarantees, including an estimate of contractual risks, where applicable. These facts and circumstances make it difficult to estimate the cost to complete projects and, consequently, to estimate the value of contract work in progress at the balance sheet date. The Group estimates variable considerations to be included in the transaction price for the sale of products with rights of return and volume rebates. The Group forecasts sales returns using the historical return data to project expected return percentages. These percentages are applied to determine the expected value of the variable consideration.

Recoverable amount of goodwill

The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell, and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation.

Development costs

The amortization of development costs requires management to estimate the lifecycle of related products. Any changes in such assumptions would impact the amortization charge recorded and the carrying amount of capitalized development costs. The periodic amortization charge is derived after determining the expected lifecycle of the related product. Increasing an asset’s expected lifecycle or its residual value would result in a reduced amortization charge in the consolidated income statement. The useful lives of our development costs are determined by management at the time of capitalization and reviewed annually for appropriateness and recoverability.

Employee benefit liabilities

Employee benefits, especially the provision for employee severance indemnities and other long-term incentives, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.

Leases

We cannot readily determine the interest rate implicit in the lease, therefore, the incremental borrowing rate (IBR) to measure lease liabilities is used. The IBR is the rate of interest that we would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). We estimate the IBR using observable inputs (such as market interest rates) when available and are required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating). We also determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group applies judgment in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, we consider all relevant factors that create an economic incentive for us to exercise either the renewal or termination.

Provision for expected credit losses of trade receivables and contract assets

We use a simplified approach in calculating estimated credit losses (ECLs) for trade receivables and contract assets, initially based on the Group’s historical observed default rates. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed. The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. Our historical credit loss experience and forecast of economic conditions may also not be representative of the customer’s actual default risk in the future.

Income tax expense (current and deferred)

The consolidated Group is subject to various taxes in multiple jurisdictions. The determination of tax liabilities requires the use of assumptions with respect to transactions whose fiscal consequences are not yet certain at the end of the reporting period. Calculation of taxes on a global scale requires the use of estimates and assumptions based on the information available at the balance sheet date. The deferred tax asset realization is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carry forwards are utilized. Estimating future taxable income requires estimates about matters that are inherently uncertain and requires significant management judgment, and different estimates can have a significant impact on the outcome of the analysis.

Item 4. Controls and Procedures

There were no changes in our internal control over financial reporting during the three months ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II–OTHER INFORMATION

Item 1. Legal Proceedings

The Company is from time to time subject to various litigation and administrative and other legal proceedings, including potential regulatory actions, incidental or related to our business, including commercial contract and tortious liability claims, among others (collectively “Legal Proceedings”).

Management believes that the outcome of the current Legal Proceedings will not have a material effect upon our business, financial condition, results of operations, cash flows, as well as the trading price of our securities. However, management’s assessment of Legal Proceedings is ongoing, and could change in light of the discovery of additional facts with respect to Legal Proceedings pending against the Company, not presently known to us, or determinations by judges, arbitrators, juries or other finders of fact or deciders of law which are not in accord with management’s evaluation of the probable liability or outcome of such Legal Proceedings. From time to time, the Company is in discussions with regulators, including discussions initiated by the Company, about actual or potential violations of law in order to remediate or mitigate associated legal or compliance risks. As the outcomes of such proceedings are unpredictable, the results of any such proceedings may materially affect the Company’s reputation, business, financial condition, results of operations, cash flows or the trading price of its securities.

Item 1A. Risk Factors

There have been no material changes from the risk factors described in the Prospectus, dated July 16, 2021, filed with the SEC in accordance with Rule 424(b) of the Securities Act of 1933, as amended, on July 16, 2021 (the “Prospectus”).

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 5. Other Information

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stevanato Group S.p.A.

Date: November 9, 2021	By:	/s/ Franco Moro
	Name:	Franco Moro
	Title:	Chief Executive Officer and Chief Operating Officer